2024 Annual Integrated Report Fiscal Year Ended March 31, 2024

INTRODUCTION CORPORATE PHILOSOPHY VALUE CREATION FINANCIAL PERFORMANCE APPENDIX

2 INTRODUCTION

A message from our President and Chief Executive Officer

A message from our Chief Global Corporate Affairs and Sustainability Officer

Takeda at a glance

Our foundation for delivering long-term value

9 CORPORATE PHILOSOPHY

Our value creation

Corporate philosophy metrics

Commitment to the patient

Commitment to people

Commitment to the planet

Unleash the power of data and digital

26 VALUE CREATION

A Q&A on sustainable value creation in PDT business

A patient-centric approach to drug development

Creating positive impact for health care and climate resilience

Easing the burden of Inflammatory Bowel Disease (IBD)

70 years of serving community and global needs

49 FINANCIAL PERFORMANCE

Takeda's financial performance fiscal year 2023

54 APPENDIX

Legal disclaimer

Financial definitions

Takeda is a global values-based, research and development (R&D)-driven biopharmaceutical company committed to achieving our corporate purpose: better health for people and a brighter future for the world. We strive to deliver truly transformative treatments, significantly increasing the value that we bring to society.

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INTRODUCTION
CORPORATE PHILOSOPHY
VALUE CREATION
FINANCIAL PERFORMANCE
APPENDIX



CHRISTOPHE WEBER
President and Chief Executive Officer

A message from our President and CEO

Dear stakeholders,

One trait that defines Takeda is our values. We feel a deep responsibility to uphold the company's hard-earned reputation and drive sustainable business to deliver on our vision to discover and deliver life-transforming treatments. Every decision we make is guided by our values of Takeda-ism, which incorporates Integrity, Fairness, Honesty, and Perseverance, with Integrity at the core. These values are brought to life through actions based on Patient-Trust-Reputation-Business: doing the right thing for Patients, reinforcing Trust and our Reputation and developing our Business, in that order.

Our sustainability approach is centered on three imperatives: Patient, People and Planet, enabled by data, digital and technology, including artificial intelligence (AI), and in our 2024 Annual Integrated Report, we are pleased to share the progress we have made against each of these imperatives.

In this year's report, we highlight how, together with our partners, we are tackling meaningful challenges – from advancing equitable access to health care to protecting people and communities from the impacts of climate change.

We celebrate key milestones including the approval and launch of three new therapies and recognize the efforts it took to bring them to patients. We reflect on our progress one year since the introduction of QDENGA® ▼ (Dengue tetravalent vaccine [live, attenuated]) and 10 years since the introduction of ENTYVIO™ (vedolizumab). And we explain how our pipeline has evolved to now include six new molecular entities in Phase 3.

We also provide examples from our Vienna and Los Angeles sites to illustrate how we can limit our impact on the planet while investing in our manufacturing network.

In each section there are stories of how we are accelerating our progress through the use of data, digital and technology and strengthening the skills of our people to create internal digital leaders. This is our commitment to Takeda colleagues to ensure we all remain competitive in a fast-moving environment. This is also how we will continue to create the best diverse and inclusive environment, in which everyone can contribute and thrive.

I am proud of the continued progress we have made this year towards our ambition to be the most trusted, science-driven, digital biopharmaceutical company and to deliver on our purpose of better health for people and a brighter future for the world. I look forward to building on this momentum together in 2024 and beyond.

Christophe Weber
President and Chief Executive Officer

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INTRODUCTION CORPORATE PHILOSOPHY VALUE CREATION FINANCIAL PERFORMANCE APPENDIX

A message from our Chief Global Corporate Affairs and Sustainability Officer

Sustainability at Takeda is about how we run our business; it's upholding our corporate philosophy for the benefit of patients, people and the planet; fulfilling our commitment to stakeholders; and ultimately contributing to the betterment of society.

All Takeda employees across the world share this philosophy and give life to it through day-to-day actions. As a result, we continue to produce tangible results that are powering our core business in a sustainable way.

In 2023, as our teams worked to operationalize sustainability across the organization, it was a privilege to visit some of our global sites to witness these actions taking place. By utilizing data, digital and technology and ingenuity our people are bringing value through the lens of sustainability.

Responsible management of finite resources is fundamental for continuously delivering our life-transforming treatments for patients and communities in need.



TAKAKO OHYABU
Chief Global Corporate Affairs and Sustainability Officer

While taking part in the Plasma-Derived Therapies (PDT) team's town hall meeting in September in the United States, it was a pleasure to learn firsthand how they are taking action to overcome the challenge of a limited plasma supply. One way is by reducing the necessary dosage of medicines through innovative technologies. This not only would help us treat more people and alleviate individual patient treatment burdens, but could also lead to reducing our costs and potential increased investment in innovation—efforts that align with our commitment to patients.

Throughout the town hall meeting, the true passion of the PDT team was evident. The recent approval of HYQVIA® (Immune Globulin Infusion 10% (Human) with Recombinant Human Hyaluronidase) in the United States[1] and European Union (EU)[2] and GAMMAGARD LIQUID® in the United States,[3] are tangible examples of innovation resulting from a patient-centric approach, and the seeds of this success can be indirectly traced back to our colleagues working hard in R&D to improve our therapies for patients.

This year, there was a noticeable shift in mindset as discussions increasingly centered on the undeniable link between human health and the health of our planet. This interdependence emerged as a prominent theme at COP28, where the inaugural Health Day was a pivotal discussion platform. During the event, there was

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“ All Takeda employees across the world share this philosophy and give life to it through day-to-day actions. As a result, we continue to produce tangible results that are powering our core business in a sustainable way.” increasing acknowledgment of the health-related obstacles the world faces and a growing understanding of the urgent need to implement a tangible response that sparks substantial and meaningful change. Developing and securing a sustainable supply of treatments, especially those directly connected to the environmental challenges we are experiencing, is one such tangible way we are working to drive such change. Takeda’s QDENGA® (Dengue tetravalent vaccine [live, attenuated]) vaccine for dengue fever is a case in point. Dengue is the world’s most prevalent mosquito-borne viral disease,4 and cases are rising as a direct result of climate change. It is imperative that we are investing and working with local partners to ensure that the vaccine reaches vulnerable communities as quickly and reliably as possible. To ensure we are delivering on our commitment to patients, we must continue exploring innovative processes that guarantee quality, safety and a stable supply of our products. I was impressed to witness teams at sites such as Vienna, Austria, and Neuchatel, Switzerland —  where our employees are actively engaged in continuous improvement efforts in automation and robotics —  dedicated to this task. As highlighted above, shared actions to advance sustainability are simply not possible without committed employees who are the driving force behind our core business. Therefore, innovation and improve outcomes for patients, people and society. As we look to the future, our recently launched MIRAI5 Creator initiative in Japan represents a powerful embodiment of our commitment to long-term value creation. Enthusiastic employees across Takeda Japan’s value chain have voluntarily stepped forward to champion sustainability, showcasing their passion and leadership and collaborating to help change internal processes and mindsets to develop value for patients and create a better working environment for all. Takeda’s sustainability journey is an evolution of who we are, and my visit to Takeda China in Beijing in early 2023 reinforced this point. After discussing sustainability at Takeda, a representative from a patient advocacy group shared with me how understanding Takeda’s approach helped her connect the dots regarding Takeda’s patient- centric work. Indeed, this work is not an “add-on” but rather what makes Takeda the company and culture we are and have been for more than 240 years. As we continue to navigate complex global challenges, we remain committed to ensuring that Takeda continues to lead with passion, innovation and a profound sense of responsibility, delivering on our business commitments and making a positive impact on the world. supporting their diverse needs is essential to our progress. During visits to our sites in Vienna and Los Angeles, the teams shared with me how they are accelerating diversity, equity and inclusion (DE&I) through local employee resource groups that support gender parity, LGBTQ+ allyship and inclusion for people living with disabilities. At Takeda, we are a strong advocate for programs such as these because they help us create the exceptional people experience necessary to attract and retain diverse talent. We also believe that diverse pools of talent fuel 1 As a maintenance therapy in adults with chronic inflammatory demyelinating polyneuropathy (CIDP). 2 As a maintenance therapy for patients of all ages with CIDP. 3 As an intravenous immunoglobulin therapy to improve neuromuscular disability and impairment in adults with CIDP. 4 World Health Organization fact sheet. Vector-borne diseases. 5 MIRAI means “future” in Japanese. 5 C O R P O R A T E P H IL O S O P H Y V A L U E C R E A T IO N F IN A N C IA L P E R F O R M A N C E A P P E N D IX T A K E D A 2 0 2 4 A N N U A L IN T E G R A T E D R E P O R T IN T R O D U C T IO N

INTRODUCTION
CORPORATE PHILOSOPHY
VALUE CREATION
FINANCIAL PERFORMANCE
APPENDIX

Takeda at a glance

FOUNDED

1781

Osaka, Japan

COUNTRIES AND REGIONS: APPROX IN

80

MANUFACTURING SITES

25+

HEADQUARTERS

Tokyo

Japan



GLOBAL HUB

Cambridge

Massachusetts, USA



OUR AREAS OF FOCUS

- Gastrointestinal and Inflammation
- Rare Diseases
- Plasma-Derived Therapies
- Oncology
- Neuroscience
- Vaccines

EMPLOYEES[2]


approx.
50
thousand
44%
12%
29%
15%

FY2023 GLOBAL REVENUE[2]


approx.
$28.2
billion[1]
51%
11%
23%
15%

- United States
- Japan
- Europe & Canada
- Growth & Emerging Markets

RESEARCH AND PARTNERSHIPS

$4.8 billion[1] in R&D spend[2]

180+ partnerships to help us bring innovation to patients

~25 new molecular entity clinical stage assets

1 Convenience translations have been made at an exchange rate of 1USD = 151.22 JPY.

2 All numbers as of end of June 2024, other than fiscal year 2023 global revenue, R&D spend and employees.

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APPENDIX FINANCIAL PERFORMANCE VALUE CREATION CORPORATE PHILOSOPHY INTRODUCTION

Our foundation for delivering long-term value

A philosophy passed down through generations

Our history began in 1781 with the sale of traditional Japanese and Chinese medicines in Japan, guided by the principle of SANPO-YOSHI. A principle first practiced by a prominent group of Japanese merchants, it means good for the seller, good for the buyer and good for society. Our successive CEOs have remained true to SANPO-YOSHI in both word and action for more than 240 years while articulating their own way to bring it to life.

Patient, People and Planet: Imperatives to bring our corporate philosophy to life

Today, Takeda's corporate philosophy articulates why we exist (our purpose), where we are going (our vision) and how we deliver on our vision (our values). Our corporate philosophy imperatives — Patient, People and Planet — identify where Takeda must invest to deliver on our purpose. They reflect input from an Environment, Social and Governance (ESG) materiality assessment of strategically important nonfinancial issues to our company and stakeholders.

In fiscal year 2022, we evolved these imperatives to create a simplified sustainability framework and sustainability focus areas. We aim to create long-term value over time by aligning our actions with these imperatives and sustainability focus areas. We measure our progress through our corporate philosophy metrics, disclosing results annually. Learn more about our corporate philosophy metrics on page 11.

Living our values every day

We are guided by our values of Takeda-ism, which incorporate Integrity, Fairness, Honesty and Perseverance, with Integrity at the core. They are brought to life through actions based on Patient-Trust-Reputation-Business, in that order. Every employee, wherever they are in the organization, has a responsibility to meet the highest standards of ethical behavior at all times because everything we do impacts the most vital aspect of people's lives — their health. Read more about our programs that reinforce our values to shape our culture here.

For more information

Global Code of Conduct
Global Anti-Corruption Policy
Total Tax Contribution
Human Rights Commitment

Position papers on:

Public Policy Engagement
Use of Artificial Intelligence
Biotechnology
Falsified Medical Products
Taxation



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APPENDIX
FINANCIAL PERFORMANCE
VALUE CREATION
CORPORATE PHILOSOPHY
INTRODUCTION

Values-based governance

Our corporate governance approach creates the foundation for values-based decision-making at every level, in every country in which we operate. It starts with our leadership—our Board of Directors (Board) and the Takeda Executive Team (TET). See our Corporate Governance Structure.

As of June 2024, Takeda has 14 directors overseeing the company's management on a global scale. To ensure independence and objectivity, 11 of our directors are independent external directors, including the chair of the Board meeting. The Nomination and Compensation committees, which Takeda established voluntarily to achieve its governance goals, consist entirely of independent external directors.

In nominating candidates for director roles, the Board considers diverse criteria, including gender, age, work experience, race, ethnicity and cultural background. As of June 2024, women represent more than 20 percent of Board members. In addition, current directors represent a broad array of skills in areas such as global business and strategy; science and medicine; legal, regulation and public policy; corporate governance and sustainability; finance and accounting; health care; data and digital; and management, leadership and human capital. See our Board skills matrix.

Takeda's director compensation is designed to attract, retain and motivate managerial talent to realize our vision, enhance corporate value by optimizing the company's mid- and long-term performance, and support a strong alignment with shareholders. Please refer to our Directors' Compensation Policy for further details.

Takeda's executive compensation structure reflects our position as a leading values-based, R&D-driven biopharmaceutical company. Our executive compensation programs are designed to be globally competitive and performance-oriented, while also considering local market factors. We closely link pay with performance and long-term shareholder value creation, while minimizing excessive risk-taking. Please refer to Takeda's Executive Compensation Overview for further details.

For more information

Corporate Governance
Our Leadership
Board and Committee Charters

The TET includes 17 members diverse in nationality (nine countries), age (40s–60s) and gender (nine women and eight men). Women make up 53% of the TET.



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RESPECTING HUMAN RIGHTS

Our commitment to respecting internationally recognized human rights is an important part of our corporate philosophy and we do so within every aspect of our business, across our supply chains and the communities where we operate. Through a comprehensive human rights impact assessment, we identified our 11 most salient human rights impacts. For more information on our Human Rights program including our most salient impacts, please visit our website.

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Corporate Philosophy

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APPENDIX
FINANCIAL PERFORMANCE
VALUE CREATION
CORPORATE PHILOSOPHY
INTRODUCTION

Our value creation

Our focus on long-term value creation revolves around our corporate philosophy. We invest in our corporate philosophy imperatives to deliver on our purpose and measure our progress using metrics aligned with this philosophy.

PURPOSE	Better health for people, brighter future for the world.
VALUES	Integrity, Fairness, Honesty and Perseverance, with Integrity at the core. They are brought to life through actions based on **Patient-Trust-Reputation-Business**, in that order.
VISION	Discover and deliver life-transforming treatments, guided by our commitment to patients, our people and the planet.

Our **strategic imperatives** → Measured by our **corporate philosophy metrics** → Guide us to create **long-term value with sustained business growth**

Unleash the power of data and digital

	Our strategic imperatives	Corporate philosophy metrics
PATIENT	Deliver innovative life-transforming medicines and vaccines Provide health benefits that are valued by patients and society Accelerate global, equitable access to medicines and vaccines	Pipeline milestone Uninterrupted supply Access to medicine in LMICs Clinical trial results Global access to Growth & Launch products Manufacturing quality
PEOPLE	Develop talent and invest in lifelong learning Advance diversity, equity and inclusion Create a culture of well-being	Engaging employees Employee well-being Diversity, Equity and Inclusion Up-skilling in technology
PLANET	Achieve net-zero ambition Conserve natural resources Design with sustainability in mind	Scope 1 and 2 GHG emissions Engaging suppliers toward scope 3 GHG reduction Diverting waste from landfill Sustainable packaging Conserving freshwater

Growth and Launch Product Incremental Core Revenue



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APPENDIX | FINANCIAL PERFORMANCE | VALUE CREATION | CORPORATE PHILOSOPHY | INTRODUCTION

CORPORATE PHILOSOPHY METRICS[1*]

	WHY IT MATTERS	METRICS	FY2022	FY2023
PATIENT	We put patients at the center of everything we do. Our long-term success is based on discovering, developing and delivering life-transforming, safe and affordable medicines and vaccines that enhance the well-being of patients, communities and countries. We create a competitive advantage with our ability to bring innovative products to market in a timely fashion. Building and maintaining the trust of stakeholders—including health care professionals, customers, regulators and patients—is also crucial for our sustainable business. To achieve this, we prioritize making our products affordable and accessible through reimbursement and patient assistance programs (PAPs). Additionally, ensuring transparency through disclosures of clinical trial results and quality inspection results and securing uninterrupted supply plays a vital role.	**Achieving Pipeline Milestones** # of pivotal study starts and approvals	18	29
		Disclosing Clinical Trial Results % of achievement for timely disclosure of clinical trial summary results on public registries	100%	100%
		Maintaining Uninterrupted Supply % of order lines dispatched on-time-in-full	99.3%	99.1%
		Upholding Manufacturing Quality % of health authority inspections with no regulatory compliance actions	100%	100%
		Global Access to Growth & Launch Products[2] # of key countries where patients have access to the product through reimbursement	ALUNBRIG 9 TAKHZYRO 9 ALOFISEL 4 EXTIVITY 2 LIVTENCITY 2	TAKHZYRO 9 ALOFISEL 4 LIVTENCITY 6
		Access to Medicines Programs in Low- and Middle-Income Countries and Countries with Evolving Health Care Systems # of newly enrolled patients in Takeda's affordability-based PAPs	1,366	1,682
PEOPLE	Highly skilled, motivated and engaged employees are key to achieving our purpose of better health for people and a brighter future for the world. Creating a workplace that invests in the well-being of employees while respecting each individual for who they are helps us attract and retain top talent. By building our employees' professional skills in data, digital and technology, we accelerate innovation and improve outcomes for patients and society. By bringing together people with diverse backgrounds, cultures, identities and experiences we can incorporate a wide range of stakeholder voices in our decision-making. This helps ensure our science is optimized to better meet patient needs.	**Engaging Employees** Average score on a 1-100 scale to questions regarding engagement in the annual Employee Experience Survey[3]	79	77
		Improving Employee Well-being Average score on a 1-100 scale to questions regarding well-being in the annual Employee Experience Survey[3]	68	67
		Embracing DE&I (Gender Representation) Enterprise-wide gender breakdown	Male 48.0% Female 51.8% Other/Non-Binary 0.2%	Male 48% Female 52% Other/Non-Binary 0.1%
		Upskilling Employees in Progressive Technologies Cumulative % of employees who have taken at least one data, digital and technology training course since the first quarter of fiscal year 2020	37%	49%
PLANET	As a global biopharmaceutical company, Takeda recognizes the clear link between human health and environmental health. The impacts of global issues such as climate change and biodiversity loss, present not only a threat to public health but to business operations as well. Guided by ambitious targets across climate change and nature, we are staying true to our values and commitment to put the patient first by integrating environmental sustainability considerations into every facet of our operations and across our value chain.	**Reducing Scope 1 & 2 GHG Emissions** % reduction in Scope 1 & 2 GHG emissions below 2016 baseline	34%	53%
		Engaging Suppliers toward Scope 3 GHG Reduction % of Takeda's Scope 3 GHG emissions that are from suppliers who have committed to setting science-based climate targets, aligning with SBTi standards	45%	56%
		Diverting Waste from Landfill % of waste diverted from landfills	78%	78%
		Conserving Freshwater % of reduction in freshwater below 2019 baseline	7.9%	4.9%
		Making Paper and Paperboard Packaging from Sustainable Forest Certified or Recycled Content[4] % of the company's secondary and tertiary packaging paper/paperboard by weight that is recycled content or sustainable forest certified	42%	53%
BUSINESS	The business growth allows us to deliver long-term value to the patients and communities we serve. Growth and Launch Products[5] are the key driver of future revenue growth, and a key indicator of our ability to successfully launch new products from our pipeline.	**Growth and Launch Product Incremental Core Revenue** % of year-over-year core revenue growth in Growth and Launch Products vs. target	96.1%	79.5%

1 Fiscal year 2023 results have been assured by KPMG AZSA Sustainability Co., Ltd. (KPMG). Details on assurance methodology are available in the 2024 ESG Databook. 2 We scope in our growth and launch products which had been launched within 5 years as of the beginning fiscal year 2023. 3 Our measure for these metrics changed from "% favorable responses to questions regarding engagement in the Annual Employee Experience Survey" to the current measure to fully incorporate the entire range of survey responses. Results for fiscal year 2022 have been recalculated based on the current measure. 4 The reporting period for this metric is fiscal year 2022. The data collection process for fiscal year 2023 will be concluded in fall of 2024 and the metric will be reported in the following year. 5 Learn more about our Growth and Launch Products on page 51.

* Our latest Annual Securities Report also presents our corporate philosophy metrics as a part of Corporate Sustainability Policies and Initiatives.

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INTRODUCTION CORPORATE PHILOSOPHY VALUE CREATION FINANCIAL PERFORMANCE APPENDIX



COMMITMENT TO THE PATIENT

Helping create equitable access to health care

As a values-based global company that has been putting patients first for more than 240 years, Takeda aims to accelerate equitable access to our treatments and vaccines. This begins with helping create equitable health care for all. We believe that efforts to improve health equity and broaden access must be based on an understanding of the different situations that those in need and health care professionals face in each community. The reasons for lack of access to health care and health inequities are many and varied, stemming from personal circumstances, health infrastructure, cultural factors and economic conditions within communities. This makes efforts to improve access worldwide a complex, long-term challenge. For this reason, we take thoughtful, integrated and diversified approaches to address these gaps, as the examples on the following pages illustrate.

SPRINGER NATURE PARTNERSHIP

As a signatory to the Global Health Equity Network Zero Health Gaps Pledge, we have agreed to take 10 actions to further embed health equity into our business strategy, operations and investments. Our multi-year partnership with global publisher Springer Nature is one example of how we are advancing this pledge. In 2023, we collaborated with Springer Nature on the inaugural Nature Inclusive Health Research Awards held in São Paulo, Brazil. Award submissions included research conducted in more than 110 countries and highlighted the progress being made to combat inequities in local communities. Learn more here.

Learn how we embed health equity from the very beginning of our efforts to translate science into highly innovative, life-transforming medicines through R&D.

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INTRODUCTION CORPORATE PHILOSOPHY VALUE CREATION FINANCIAL PERFORMANCE APPENDIX

Like in other countries, the U.S. health care landscape is complex, and people in many communities face deeply rooted challenges that can impede both access to care and quality health outcomes. Here, Julie Kim, president, U.S. Business Unit and U.S. country head, discusses how Takeda is moving from commitment to action to achieve equitable health outcomes in our largest market.



JULIE KIM
President,
U.S. Business Unit and
U.S. Country Head

What is required to address health inequity?

We believe addressing health equity is both a moral imperative and a critical business strategy. We embed a health equity mindset into our business—from R&D and manufacturing to access and corporate social responsibility programs, as well as partnerships. Of course, the causes of health inequities differ country to country. That's why, at Takeda, we take the approach of working directly with communities.

What is the role of community partners?

Many people are surprised when they learn that 80% of what impacts our health happens *outside* of the doctor's office—from education and employment opportunities to access to housing, transportation and nutritious food. These social determinants of health are highly personal, complex, sensitive and multi-faceted.

That's why our starting point for community engagement is listening to communities to understand their lived experiences and identify their needs. Then, we work together with a diverse network of community-based public and private partners—nonprofits, academic organizations, industry, local governments and professional associations—to help build sustainable solutions that can be implemented locally.

For example, as of 2023, we have worked with Remote Area Medical®, as part of our ongoing collaboration, to support over 39,000 people in under-resourced communities in the United States with access to free quality medical, dental and vision care through 200 of its pop-up clinics. Another is in Massachusetts where we joined the Health Equity Compact (HEC), a coalition of health care leaders of color. HEC addresses barriers to equitable health outcomes faced by communities of color and immigrant populations across the states.

A key aspect of our health equity strategy is supporting the training and deployment of community health workers (CHWs). CHWs are trusted members of the community who can help facilitate access to health care and services and improve the quality and cultural competence of service delivery in underserved communities.

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Through our support of the National Urban League and National Minority Quality Forum, historic civil rights and advocacy organizations, we are helping to deploy a community- based health workforce across the United States to help historically underserved communities access the care they need. How do you connect Takeda’s efforts to create a more inclusive workplace with your efforts to advance health equity within communities? Equity starts with our ability to create a workforce of employees with different lived experiences from different cultures and backgrounds and bring them together in a workplace where they can feel a sense of belonging. Having a wider variety of perspectives helps us think differently, better understand the patients we serve and, ultimately, create solutions that can meet patient needs. One example is our DE&I Clinical Trial Advisory Board. It includes 100 employees from different countries, backgrounds and functions. They review and provide feedback on community education and patient recruitment and retention materials for clinical trials to help ensure the materials are culturally appropriate. While this board does not replace traditional patient engagement activities, it helps us learn more about the communities we serve from employees who are also part of those communities. (Hear from some of our Advisory Board members.) What role can other organizations play in advancing health equity? Working to advance health equity is not a solo venture —  no single organization can do this work alone. We must all work together and bring the right voices to the table. Whether you are a convenor, a subject matter expert or a community advocate who understands the challenges faced in your community, everyone has a role to play. One example is our longstanding collaboration with Partners In Health (PIH),1 a Boston-based international nonprofit. We have helped support a global network of 25 laboratories that provide screening and diagnostic services to over 8 million people in community settings. In 2023, we expanded our partnership to include work with PIH-US supporting the implementation of health equity communities of practice and building the capacity of community health workers to address social determinants of health and access to care in underserved communities across Massachusetts. What does success look like? Our vision is a world where everyone can attain their full potential for health and well-being. Achieving this will take time, resources and collaboration. We’re in this for the long run. I am proud of where Takeda is on this journey, and excited about the impact we will have. Read more about our activities for communities in the United States here. “ In Japan’s health care landscape, we are working to overcome barriers to equity to accelerate the path to universal wellness. The barriers, though formidable, serve as catalysts for transformative change, ensuring every individual has access to wellness with dignity and equality.” ASUKA MIYABASHIRA President, Japan Pharma Business Unit and Japan Country Head SUPPORTING ACCESS TO CARE IN REMOTE AREAS IN JAPAN One in 10 people in Japan are aged 80 or older and nearly 30% are aged 65 or older. For elderly residents living outside cities, access to health care —  particularly to specialists —  can be difficult. To address the challenge, public and private sector organizations are coming together. In Hokkaido, the country’s northernmost prefecture, the local government is working to introduce a telemedicine system to connect medical specialists in cities with doctors in remote areas. This includes doctors from Sapporo Medical University who specialize in the treatment of IBD. Takeda is supporting the initiative by informing doctors in rural areas of Hokkaido about the program and connecting them with the local government to learn more. 1 Takeda also has a global partnership with PIH through our Global CSR Program. 14 IN T R O D U C T IO N V A L U E C R E A T IO N F IN A N C IA L P E R F O R M A N C E A P P E N D IX T A K E D A 2 0 2 4 A N N U A L IN T E G R A T E D R E P O R T C O R P O R A T E P H IL O S O P H Y

INTRODUCTION
CORPORATE PHILOSOPHY
VALUE CREATION
FINANCIAL PERFORMANCE
APPENDIX

Strengthening health systems through our Global CSR Program

Our philanthropic Global CSR Program, selected through an annual employee vote, works with organizations to with organizations to expand access to quality health care for people in low- and middle-income countries. We encourage innovation beyond commercial products in support of sustainable health systems for all people, everywhere.

One of the examples is our five-year funding commitment to Society for Family Health Rwanda announced in 2023 to support the upgrade of 20 community health posts into financially sustainable models. Located in rural areas, the clinics will expand access to people in hard-to-reach communities.

Learn more on our website.



OUR GLOBAL CSR IMPACT

Active countries

93

Total donation amount committed

¥24.2 billion

Number of people directly impacted

13.68 million

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INTRODUCTION CORPORATE PHILOSOPHY VALUE CREATION FINANCIAL PERFORMANCE APPENDIX



COMMITMENT TO PEOPLE

Embracing our unique culture

We strive to create an exceptional people experience through our culture that fosters well-being, an inclusive workplace and lifelong learning.

Inspiring lifelong learning

We realize that every employee's learning journey is unique. Through tools, resources and support, we help employees develop customized ways of learning what they need and want to learn, when and how they want to learn it. This includes learning through education, mentorships and on-the-job development opportunities.

Supporting leadership development
We invest in our senior leaders and people to help them build the inclusive skills, capabilities and experiences they need to grow and thrive. In 2023, we designed a senior leader development portfolio for our top approximately 200 leaders and their successors including solutions for assessment, selection, onboarding and development. For successors, we have designed the Takeda Aspire Program, a 16-month cohort-based development journey for employees who we believe have the potential and who aspire to be senior leaders.

BUILDING NEW SKILLS THROUGH EXPERIENCE

One of the ways we help employees learn is through real-life experience.

Since 2021, more than 50 of our R&D Pharmaceutical Sciences employees have participated in an on-the-job training program. For six to 12 months, participants contribute to projects led by senior members across the department, gaining additional skills in the process—from scientific training on gene therapies to critical project management expertise.

"The program creates a space to work outside of your comfort zone, which is a great way to learn from others and grow your own skills and understanding," said Anastasia Kharlamova, associate director, Analytical Development.

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APPENDIX
FINANCIAL PERFORMANCE
VALUE CREATION
CORPORATE PHILOSOPHY
INTRODUCTION

Owning their growth: employees share the joy of learning

Our Japan commercial organization Human Resources (HR) team had a challenge. They were looking for creative ways to drive Takeda's culture of lifelong learning and career ownership in the Japan Pharma Business Unit (JPBU). During a brainstorming session they got the idea to approach the issue from the perspective of employees, by creating a cadre of learning ambassadors to raise awareness of self-directed learning.

Soon, there were 12 ambassadors providing employees with useful learning-related content. This included more than nine articles driving employees to the Bloom Learning Experience Platform (LXP). Their results were exponential; within six months, the number of employees from JPBU using the Bloom LXP increased 300%.

"I believe that fostering a culture that finds meaning in learning starts at the level of the individual," said one of the learning ambassadors. "If each employee continues to learn and brings value to their department, it will ultimately lead to patients getting the medicines they need — which in turn will benefit the broader society."

Using the power of technology to enable career growth

We empower our employees to define and own their career with the support of their people leader, peers and mentors along the way. In January 2024, we launched Career Navigator, a platform enabled by artificial intelligence (AI), to allow all employees to explore development opportunities and grow their careers within Takeda.[1]

Based on employee input about their career goals and interests, the tool provides recommendations for internal job opportunities within Takeda; helps identify learning opportunities to address any skill gaps; and connects employees to mentors to facilitate growth. The more the employee uses the platform, the more the platform learns about them and the more tailored recommendations it provides.

Dedicated to well-being

Well-being remains a critical focus area, and we recognize that well-being is different for each employee.

Global Well-Being@Takeda is focused on providing offerings across four key dimensions — emotional, physical, financial and social. In support of these dimensions and inspired by employees' feedback, we have set two long-term global well-being strategic imperatives: empowering life-work alignment and enabling expanded access to global core offerings. We were also one of 50 companies globally to be honored by the Business Group on Health with its 2023 Best Employers Excellence in Health and Well-Being Award.

TOP EMPLOYER RECOGNITION FOR SEVENTH CONSECUTIVE YEAR

In January 2024, the Top Employers Institute recognized Takeda for the seventh year in a row as a global Top Employer. We were one of only 17 companies to achieve this global certification in 2024. In addition, each of the 24 Takeda countries/regions that participated in the survey were named a Top Employer. For a complete list, visit our website.



1 Career Navigator is available to all Takeda employees except in Germany where Working Council approval is pending.

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Committed to Diversity, Equity & Inclusion (DE&I)

Across Takeda, we embrace and celebrate diversity, while striving to give patients and our people equitable access to opportunities that help them achieve their full potential.

Supporting gender parity
Takeda ranked 89th globally among nearly 4,000 publicly listed companies in the 2023 Gender Equality Global Report & Ranking.

As of the end of fiscal year 2023, female or non-binary representation among senior most leaders has increased to 46% (up 15% from fiscal year 2022)[1]. This increase represents strong progress towards achieving our aspiration to have 50% representation by female or non-binary leaders among our senior most leaders by the end of fiscal year 2027.

1 This data includes permanent and fixed-term employees.



CHAMPIONING A TRUE SENSE OF BELONGING

Jessica Souza Silva is a member of Takeda's Supply Chain team in Brazil. In 2023, she won the Early Career award as part of the company's annual global DE&I awards for an innovation that helps her fellow colleagues bring their true selves to work. Here is her story.

"During a Takeda Resource Group (TRG) meeting, a Black woman who works in production shared that the regular hair net she needs to wear is too small for her hair. For many years and in multiple industries, Black and mixed-race people have been subjected to discrimination that prevent them from wearing their hair in its natural state. In Takeda's case, it wasn't a policy that was a barrier, it was the availability of hair nets that accommodate natural hairstyles and meet our exacting standards.

"I knew of a Brazilian company that makes a special hair net for Afro hair and I contacted them. After several tests of different options with the production line and our teams, we found a hair net that met our standards that our people with natural hairstyles can wear comfortably.

"Empowering Black and mixed-race people to wear their hair in a natural style is significant because it allows them to embrace their cultural identity and challenge traditional beauty standards. I affectionately call this hair net the 'royal cap' because I believe hair is like a crown, especially when it comes to valuing Afro hair. With this new hair net, people feel more comfortable and have a sense of belonging."

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COMMITMENT TO THE PLANET

Harnessing our capabilities to protect our planet and human health

We recognize that the well-being of our patients, the communities we serve, and employees are inextricably linked to the health of our planet. Our efforts must extend beyond mitigating adverse environmental impacts on health to actively fostering a healthier planet that benefits more people.

USING SCIENCE TO TACKLE CLIMATE CHANGE IMPACTS

Takeda has the knowledge and experience to help address critical environmental health issues, such as the disease-related impacts of climate change. We do this through our core mission of delivering life-transforming medicines and vaccines for people around the world. (See the example of QDENGA on page 35.)

"Our philosophy has led us to integrate environmental responsibility into every facet of our operations and this is why, for every investment we make, we assess how we can best deliver benefits for patients, our people and the planet."

THOMAS WOZNIEWSKI
Global Manufacturing and Supply Officer

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Our net-zero[1] ambition

We are working to achieve net-zero greenhouse gas (GHG) emissions in our operations by 2035 and across our value chain by 2040. In fiscal year 2023, we continued to evolve our climate strategy to align with current scientific consensus and better position Takeda to achieve our ambitious net-zero targets. We have transitioned away from carbon neutrality as a climate goal to focus our resources on decarbonizing our operations and are reinvesting and reallocating resources toward initiatives that advance our net-zero roadmap. This includes reducing our energy use, switching to renewable sources, whenever possible, and focusing on collaborations to tackle hard-to-abate value chain emissions, including single-use plastics and disposal of regulated medical waste. In line with Science Based Targets initiative (SBTi) guidelines (including the Corporate Net-Zero Standard), we will continue to invest in nature-based carbon removal projects, prioritizing solutions that benefit human health.

OUR NET-ZERO ROADMAP[2]

Scope 1 & 2 emissions
Focus reductions in operations

- Manufacturing sites
- R&D sites and offices
- BioLife plasma donation centers
- Sales fleet

48 site site-specific net-zero roadmaps: manufacturing sites, BioLife, and offices

Approved industry-first higher-temp heat pump for steam (AHEAD project)

First BioLife center designed to operate with zero GHG emissions (Linz, Austria)

Virtual Power Purchase agreements secured in the **U.S. and India**

40% of global fleet is **electric vehicle (EV) or hybrid**

40% reduction in Scope 1 & 2 by FY2025[1]

65% reduction in Scope 1 & 2 by FY2030[1]

Action 650+ identified emissions or energy reduction projects (50% for energy efficiency)

Invest in transformative technologies for renewable heat

Maintain commitment to building "all-electric" new BioLife centers

Achieve **100% renewable electricity across our operations**[2]

Eliminate **100% of internal combustion engine vehicles**

Net-zero for Scope 1 & 2 by FY2035

Address residual emissions (<10%) **with high-quality, permanent carbon removals**[3]

Strengthen our vitals — **FY2024** — Prescribe a low-carbon path — **FY2030** — Mobilize the health care ecosystem — **FY2035** — **FY2040**

Scope 3 emissions
Focus on our value chain

- Raw materials
- Contract manufacturing
- Distribution and logistics
- Clinical trials
- Product end of life
- Laboratories[4]
- BioLife[5]
- Packaging
- Other categories[6]

56% of suppliers (by emissions) have set or committed to set SBTs[7]

50% of shipped volume (by weight) are transported by sea instead of air freight

Sustainability by Design Program established with **10 life-cycle assessments (LCAs) completed** for high-impact products

53% of secondary paper packaging (by weight) is from recycled content or sustainable forest certified

67% of emissions from suppliers with science-based targets commitments by FY2024

Pursue 60% reduction in our suppliers' operational emissions

Make strategic investments in new tech to address hard-to-abate emissions (e.g. single-use plastics in plasma donation)

Design new products and packaging to minimize emissions for all modalities

Enhance circularity in manufacturing (e.g. widespread solvent recycling)

Maximize recycled content in secondary packaging[8] (e.g. paper, plastic trays)

25% reduction in Scope 3 by FY2030[1]

Scale digital solutions for greater transparency of value chain emissions based on insights from our accelerated journey

Decarbonize commercial products and deploy greener clinical trials with digital solutions that also improve participant experiences

Redesign primary packaging material[8] (e.g. PVC-free blister packs, pharma-grade bioplastics)

Net-zero across our value chain by FY2040

1 Absolute reductions vs baseline (FY2016 for Scope 1 and 2 and FY2022 for Scope 3). 2 Prioritize on-site renewables and power purchase agreements/voluntary power purchase agreements over unbundled energy attribute certificates (EACs). 3 SBTi aligned. 4 Lab consumables/ equipment, lab supplies. 5 Plasma collection materials, donation supplies. 6 E.g., CAPEX, facilities and related services, business travel, marketing, etc. 7 Science-based targets. 8 Takeda manufacturing only.

1 Takeda defines carbon neutrality and net-zero emissions in accordance with The Greenhouse Gas Protocol and the SBTi guidelines. SBTi's Corporate Net-Zero Standard requires companies to reduce GHG emissions by more than 90% and use permanent carbon removal and storage technologies to counterbalance the remaining less than 10% of residual GHG emissions that cannot otherwise be eliminated.

2 Takeda's Net-Zero Roadmap describes Takeda's current goals with respect to reducing GHG emissions across its value chain as well as certain steps that Takeda is taking, or plans to take, to reduce GHG emissions in its value chain to meet those goals. It is not a comprehensive transition plan, nor a complete statement of the measures that may be necessary for Takeda to achieve its goals on the timelines stated, including the commercial availability of future technological advances in renewable energy or low carbon energy which may or may not be realized.

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Addressing our impact on nature

We recognize that thriving ecosystems and biodiversity are essential for the environment, human health and the economy. We strive to minimize our impact on nature by working to enhance our water and waste stewardship, addressing pharmaceuticals in the environment and promoting the protection of natural resources. Learn more in our Position on Biodiversity.

Increasing nature-based transparency
In January 2024, as part of our continued focus on nature and climate change, Takeda joined with other companies as part of the first cohort of adopters of the Taskforce for Nature-related Financial Disclosures recommendations.
We are committed to identifying, assessing and disclosing our nature-related dependencies, impacts, risks and opportunities by fiscal year 2026.

LEADING THE WAY WITHIN THE BIOPHARMA SECTOR IN SINGAPORE

Our on-site photovoltaic panels produce more energy for our newest manufacturing support building in Singapore than it uses. We direct the excess energy to our adjacent manufacturing facility. The energy-positive building has earned a Green Mark Platinum Positive Energy certification from the Singapore Building and Construction Authority, a first for the biopharmaceutical industry in Singapore. Learn more here.





BUILDING CLIMATE RESILIENCE IN THE CARIBBEAN

The Caribbean already faces the impacts of climate change, from more extreme heat to devastating hurricanes. To help climate-fragile communities in Jamaica, the U.S. Virgin Islands, St. Kitts and Nevis and St. Lucia, we are supporting Mercy Corps' resilience hub model. Collaborating with local partners, the non-governmental organization will help upgrade existing community infrastructure to provide more than 3 million people critical health and social services during emergencies and year-round assistance. Supported by a four-year commitment from our Global CSR Program, the project will lay the foundation for expanding the model across the region. For more information on our Global CSR Program, see Commitment to Patients.

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Embedding environmental sustainability into product design

Through our Sustainability by Design (SbD) program, we are transforming how we develop and deliver medicine, from the earliest phases of R&D to the patient experience and product disposal. In SbD, we use life-cycle assessments to inform our decisions during product development to help minimize environmental impacts. This includes opportunities to reduce GHG emissions, energy and materials, avoid hazardous materials, generate less waste and improve sustainability potential.

We also have developed environmental sustainability improvement plans for several commercial products. For example, Takeda is moving from special colors (Pantone) to CMYK (cyan, magenta, yellow and black) in its printing for secondary packaging starting with CUVITRU® Immune Globulin Subcutaneous (Human) in Japan. We plan to switch to CMYK ink for all products.

This change is expected to reduce ink waste and the chemicals used to clean the printing machine between printing jobs, as well as the amount of waste generated during the changeover of different packaging.

INNOVATION LEADS THE WAY TO WATER SAVINGS

At our manufacturing site in Osaka, Japan, we use significant amounts of distilled water as part of our production and cleaning processes. By using data and digital technologies, the local team reduced the site's water consumption by more than 450,000 liters per year. Here's what they did:

1. Created a dashboard using data from an online system to determine exactly how much distilled water each facility and piece of equipment was using.
2. Installed sensors in the pipes supplying distilled water to measure how much distilled water operators used to manually clean equipment.
3. Analyzed combined data to discover that there were facilities and equipment that were set to use nearly 1.5 times the required amount of distilled water. In addition, the team found variation in the amount of distilled water operators used to clean equipment.
4. Standardized processes helped to reduce distilled water consumption by more than 450,000 liters per year — more than 2 million liters of fresh water withdrawal and more than 7,900 cubic meters (m^3) of natural gas.

Not only did this project conserve a significant amount of water, but we also avoided the risk of interrupted product supply and additional investment in facility updates.

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UNLEASH THE POWER OF DATA AND DIGITAL

Leveraging data, digital and technology to advance innovation for patients

From aging populations to the threat of climate change, the world faces significant global health challenges that require urgent and equitable solutions. Through a major digital transformation, Takeda is reimagining how we work—from drug discovery and development to how we engage with health care providers and support patients—to meet this need and create a future-ready, resilient organization.

"We are at the forefront of innovation, responsibly harnessing the power of data and digital solutions to prioritize patient care. Our growth pipeline is evolving to encompass both traditional R&D and a cutting-edge digital pipeline, reflecting the rapid technological advancements of our time and our commitment to shaping the future of health care."

GABRIELE RICCI
Chief Data and Technology Officer

WE ARE HARNESSING THE POWER OF DIGITAL AND ARTIFICIAL INTELLIGENCE (AI) TO:



R&D
Improving and accelerate drug discovery and development, including the speed to recruit patients for clinical trials and our ability to increase the diversity of trial participants. Through digital tools such as wearables we are conducting more virtual trials, removing barriers to participate for underrepresented populations. Data and AI are also giving us new ways to identify and conduct initial tests digitally on thousands of new molecular candidates in exponentially shorter periods of time.



Plasma Collection
Improving efficiency at each of our BioLife donation centers and creating an exceptional donor experience. Our new digital loyalty program incentivizes plasma donors by offering them points that can be redeemed on a broad selection of rewards such as gift cards or donations to charities. We also use AI to optimize staffing and improve appointment scheduling.



Manufacturing
Optimizing our manufacturing network in real-time to bring treatments and vaccines to patients faster than ever before. By transitioning from manual to automated processes in many of our manufacturing operations, we're improving efficiency and quality and allowing our employees to focus on other value-add tasks. We aim to be 80% paperless in our manufacturing organization by the end of fiscal year 2026.



Patient and Health Care Provider Support
Supporting patients, and their caregivers and providers, in better managing their care. This includes providing a new digital patient support program, free educational content and helpful resources tailored for patient needs based on demographics, health conditions, language and location. Find out more on page 25. We are also using predictive analytics algorithms to create data-driven engagements with health care providers. This is helping to personalize their experience, ensuring that we reach them in the right way with the right information that can help them treat their patients.

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More than 27,000 employees – 53% of our work- force – are actively engaged in digital learning. This includes 4,000 who have completed training in robotic process automation, which allows us to streamline our operations and improve efficiencies We are preparing our workforce to use AI ethically and responsibly: We held our first Generative AI Day, attended by more than 5,000 colleagues globally. We also created a new digital hub, “Takeda.AI,” for colleagues to access general information, training, strategy, standards and guidelines. Making our workforce future-ready To leverage the rapid technological advancements shaping our sector today and be ready for the future of health care, we are investing in the digital skills of our employees. Our goal is for every Takeda colleague to be a digital innovator supporting the discovery, development and delivery of life-transformative treatments. And we are making strong progress. From Japan and Scandinavia to the U.S. and Mexico, our employees are creating digital solutions that address the needs of patients, health care providers and caregivers —  as well as one another. In addition to digital skills, our employees possess exceptional knowledge about our stakeholders, which allows them to develop solutions that meet their needs. Developing and retaining critical digital knowledge and skills within Takeda supports our ability to be competitive and agile in the face of changing business needs. Additionally, it offers our employees opportunities for career development by expanding their capabilities, introducing new skills for future roles, and re-skilling to prepare for the sunset of outdated roles. More than 24,000 employees1   are actively engaged in digital learning. This includes 4,000 who have completed training in robotic process automation, which allows us to streamline our operations and improve efficiencies. 1 This is the cumulative number of employees who have taken at least one data, digital and technology training course since the first quarter of fiscal year 2020. 24 IN T R O D U C T IO N V A L U E C R E A T IO N F IN A N C IA L P E R F O R M A N C E A P P E N D IX C O R P O R A T E P H IL O S O P H Y T A K E D A 2 0 2 4 A N N U A L IN T E G R A T E D R E P O R T

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Harnessing our digital talent

Our new Innovation Capability Centers (ICCs) are helping us build our own tech muscle with our internal talent. Our digital capabilities and workforce are growing at a rapid pace and they play a vital role in insourcing data and digital capabilities. Currently, we have ICCs in Slovakia, Mexico and India, and we will further expand the network in other geographies to support specific business needs. Teams at the centers are creating and managing digital solutions across the business, enabling less reliance on external partners, as well as enhancing our engagement with health care providers and patients and allowing them to access our products and services more easily. They are also improving ways of working by deploying innovative applications that make everyday tasks more efficient.

As part of our diverse talent pool, women within Data, Digital and Technology play a key role in driving innovation to tackle the most pressing health care challenges of today and tomorrow. We are intentionally diversifying our talent, particularly women, and making more investments to close the gender gap in this field.

BRINGING LEADERS TOGETHER TO ADVANCE DIGITAL HEALTH

In 2023, we came together with leaders in the public and private sectors and academia to share ideas, collaborate and support innovative solutions centered around patients.


C H I N A

Shanghai, China
We launched a partnership with Fudan University's Intelligent Medicine, combining our joint expertise to create innovative digital solutions across the health care spectrum.

Bengaluru, India
We established a three-year public-private partnership with the Biotechnology Industry Research Assistance Council, where we mentor and advise health care startups and innovators to foster local health care technology solutions for unmet patient needs.


I N D I A


U N I T E D
S T A T E S

Cambridge, USA
At our global hub, we hosted the 2023 Global Health XL Gathering with digital health leaders and innovators from biopharma, venture capital, health care systems and academia.

PROVIDING SEAMLESS PATIENT SUPPORT

Managing a chronic condition can be complex for both patients and caregivers. Daily tasks can include scheduling medical appointments, remembering to take medications, finding answers to questions and seeking support from others.

In Japan, we have introduced TOMO, a patient support program that provides a centralized place for patients on Takeda therapy and their caregivers to better manage their health treatment journey. Through TOMO, dedicated case managers (qualified nurses) provide personalized support to patients and their families by phone and web-based counseling tools. Services include emotional well-being support, adherence monitoring, disease education and home delivery of ancillary items to support appropriate treatment.[1]

We have introduced similar digital tools in Scandinavia. Through our partnership with the Colitis Crohn Foreningen, a patient organization in Denmark, we have developed a digital resource that helps patients find nearby toilets for urgent situations. A separate remote monitoring solution offers a self-screening tool that patients can use to share information about their inflammation activity with their health care provider. This helps providers prioritize patients who need to be examined immediately. Studies have shown that this has helped increase adherence to treatment and reduce time to remission significantly, from 77 days to 17 days.[2]

1 We respect the treatment plan by health care professionals and do not provide any medical treatment.

2 Elkjaer M, Shuhaibar M, Burisch J, Bailey Y, Scherfig H, Laugesen B, Avnstrøm S, Langholz E, O'Morain C, Lynge E, Munkholm P. E-health empowers patients with ulcerative colitis: a randomised controlled trial of the web-guided 'Constant-care' approach. Gut. 2010 Dec;59(12):1652-61. doi: 10.1136/gut.2010.220160. PMID: 21071584.

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Value Creation

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Creating sustainable value in our plasma-derived therapies business

Plasma-Derived Therapies (PDTs) are a key example of how Takeda is building long-term value. PDTs are essential treatments made from blood plasma that can replace missing or deficient proteins that cause rare and complex chronic diseases. Patients often depend on PDTs for life and have either no or very few alternative treatment options. In fiscal year 2023, we achieved several positive milestones that are expanding treatment options for patients. Here, PDT Business Unit President Giles Platford and Chief Financial Officer Milano Furuta discuss the role of the PDT Business Unit as part of Takeda's sustainable business strategy.



MILANO FURUTA
Chief Financial Officer

GILES PLATFORD
President, Plasma-Derived Therapies Business Unit

How is Takeda addressing unmet needs through its PDT business?

GILES: We have seen significant opportunity to make our broad and differentiated portfolio available to more patients around the world by pursuing new indications in areas of high unmet need and through geographic expansion. A great example has been our work in chronic inflammatory demyelinating polyneuropathy (CIPD), a disease affecting the peripheral nervous system that causes debilitating symptoms such as loss of feeling in the arms and legs and difficulty walking. In January 2024, we received regulatory approvals in both the United States and the European Union (EU) for HYQVIA as a maintenance therapy for the disease. As the only facilitated subcutaneous immunoglobulin (fSCIG), HYQVIA enables up to once-monthly administration at home or in the clinic, offering the potential for reduced treatment burden. We expect IG therapies to continue to be the standard of care for CIDP and remain committed to investing across the continuum of care—from integrated technologies to significantly reducing the volume of IG needed for treatment.

MILANO: Our values and decision-making framework, which considers Patient-Trust-Reputation-Business, in that order, are absolutely ingrained in our approach, driving our actions to sustainably address unmet needs. Human plasma is a limited and potentially life-transforming resource

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that requires careful collection, processing and distribution. Thus, trust and reputation are vital and underpin continuity of care for patients worldwide. The PDT business by its nature requires significant capital investment with a long-term horizon, which must be sustainable for patients and society.

What needs to happen to ensure the industry can meet increasing demand for PDTs?

GILES: It's important that industry efforts to address plasma supply are supported and bolstered. Currently just six countries supply nearly 90% of the plasma needed around the world. This dynamic is not sustainable. There is an urgent need to update regulations that govern the collection of human plasma for essential medicines. Public-private partnerships can also play a vital role in tackling health inequity and moving toward a more sustainable global plasma ecosystem. A great example is Takeda joining an initiative led by the United Nations Institute for Training and Research that is supporting countries develop tailored local solutions to meet patient need for plasma and PDTs powered by resources and training. (For more information, visit Plasma4Life, a UN-based platform to support countries in finding their own tailored solutions.)Takeda is working to ensure a sustainable plasma ecosystem by redefining the entire end-to-end value chain and developing innovative solutions across our operations, from donor to patient, vein to vein. Through a combination of expansion, transformation and optimization, we are sourcing more plasma than ever before. For example, while we have grown our BioLife plasma donation network by 110% since 2018, we have also improved donor experience. We're also continuing to make significant capital investments while using data, digital and technology to drive efficiencies to meet our new goal of increasing manufacturing capacity by over 50% by the end of fiscal year 2028.[1]



How does the PDT business support Takeda's overall long-term growth?

MILANO: Our PDT business is a key driver of Takeda's topline performance. Sales from PDTs contributed 21% of total company revenue in fiscal year 2023, growing 12.3% at Constant Exchange Rate (CER). In addition, unlike our biopharma portfolio, PDTs do not face loss of exclusivity, leaving a long runway for continued growth. The PDT business' commitment to sustainable growth and continuous margin improvement position it as a significant contributor to the company's overall long-term performance and strategy.

PDT BUSINESS

~20,000 employees

More than 20 PDTs available in **over 80** countries

260+ BioLife plasma donation centers

BioLife opened a new donation center **every two weeks,** on average, in fiscal year 2023

13% revenue growth[2]

1 From a fiscal year 2023 baseline.
2 Fiscal year 2020 to fiscal year 2022.

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BioLife

Our BioLife donation center in Linz, Austria, is our first designed to operate as a zero-GHG emissions facility.

Promoting environmental initiatives

Scaling our PDT business to meet growing global demand *and* reducing our environmental footprint are not mutually exclusive — in fact, we believe we must do both. In fiscal year 2023, we opened our first BioLife donation center in Linz, Austria, designed to operate as a zero-GHG emissions facility.

Within our BioLife centers, we have embarked on a number of environmental sustainability programs.

KEY RESULTS INCLUDE:

60%

average reduction in emissions per U.S. BioLife center from fiscal year 2016 through fiscal year 2023

35%

reduction in water consumption per U.S. BioLife center from calendar year 2019 through calendar year 2023

87%

of U.S. BioLife centers use AI-powered HVAC (heating, ventilation and air conditioning) systems to reduce electricity and natural gas consumption

BRINGING BETTER HEALTH AND INVESTMENT TO JAPAN

Our PDT business is deepening its commitment to Takeda's home country of Japan by bringing the benefits of its broad and differentiated portfolio to more patients in this market. In fact, over the next five years, we plan to have up to five submissions for new products and indications.

In fiscal year 2023, we received two important approvals for PDTs in Japan. CUVITRU became our first subcutaneous immunoglobulin (SCIG) approved in Japan to treat patients with primary and secondary immunodeficiency. We launched the IgSensei "Teacher" companion app with CUVITRU, developed with direct insight from patients. The app is designed to increase patient confidence in treatment administration and improve the patient experience. In March 2024, we received approval for CEPROTIN® for intravenous injection 1000 units (Dry Concentrate Human Protein C) in Japan. It is used for the treatment of the ultra-rare disorder involving severe congenital protein C deficiency.

To support our efforts, in March 2023, we announced a ¥100 billion investment in a new PDT facility in Osaka that will serve not only patients in Japan, but around the world.

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A patient-centric approach to drug development Fueled by our inherent curiosity and motivated by unmet patient needs, we translate science into potentially life-transforming medicines. To ensure no one is left behind, we strive to address health disparities by embedding DE&I principles in our approach. Perseverance delivers results For Jennifer Elliott, head of Solid Tumors, Global Medical Affairs Oncology, success is when a patient has hope they didn’t have before. Jennifer and her team spent the majority of fiscal year 2023 sprinting to prepare for the submission of the regulatory dossier for FRUZAQLA® (fruquintinib). In November 2023, their hard work paid off when the U.S. Food and Drug Administration (FDA) approved the oral medicine for adults with metastatic colorectal cancer. It is the first novel chemotherapy- free treatment option regardless of biomarker status approved in the United States in more than a decade. Asked how the moment felt, she explained, “It was really a sense of pride —  but also relief that now, finally, there was another option for patients. All those months, we just kept at it because we knew how much they needed this medicine.” The approval of EOHILIA® (budesonide oral suspension) by the U.S. FDA in February 2024 also highlights the perseverance of our clinical development team. They never stopped believing in the hope this treatment could bring to patients. Following a Complete Response Letter, Takeda continued to be inspired by the encouragement and support of patients, advocacy groups and health care providers, while finding a new —  and ultimately successful —  regulatory pathway forward. For people living with eosinophilic esophagitis (EoE), sitting down for a meal can involve difficult swallowing (dysphagia). EOHILIA is the first and only oral treatment in the United States for EoE, providing patients 11 years and older and their health care professionals with a 12-week medicine that was shown in two 12-week clinical studies to help reduce eosinophil counts and improve patients’ dysphagia symptoms compared to placebo. It has not been shown to be safe and effective for longer than 12 weeks. Patients were also at the forefront of our efforts to develop ADZYNMA® (ADAMTS13, recombinant-krhn), which addresses an unmet medical need in people with congenital thrombotic thrombocytopenic purpura. After more than 20 years of research on ADAMTS13, the U.S. FDA approved its use in November 2023. ADZYNMA also reflects our efforts to embed environmental sustainability into our product development by applying the SbD framework (See page 22). Our product’s secondary packaging is designed with environmental considerations in mind. We have successfully reduced the amount of material used and the weight of material for our packaging, contributing to lower greenhouse gas (GHG) emissions during distribution. Since 2023, we are applying our SbD framework to all new pipeline products. 30 IN T R O D U C T IO N C O R P O R A T E P H IL O S O P H Y F IN A N C IA L P E R F O R M A N C E A P P E N D IX T A K E D A 2 0 2 4 A N N U A L IN T E G R A T E D R E P O R T V A L U E C R E A T IO N

APPENDIX FINANCIAL PERFORMANCE VALUE CREATION CORPORATE PHILOSOPHY INTRODUCTION

Six key late-stage programs

Addressing unmet patient needs is always at the forefront of our R&D efforts. We leverage our collaborative R&D engine and capabilities to create a robust, modality-diverse pipeline. We expect to have up to six pipeline assets in Phase 3 development in fiscal year 2024 that together have the potential to generate significant value. More information on our pipeline is available on our website, Form 20-F and Annual Securities Report.

SOTICLESTAT[1,2]
(TAK-935)

Lennox-Gastaut Syndrome

Dravet Syndrome

ZASOCITINIB
(TAK-279)

Psoriasis: Target filing FY26/27

Psoriatic Arthritis: Ph3 start FY24

*Ulcerative Colitis and Crohn's: Ph2

FAZIRSIRAN[2]
(TAK-999)

Alpha-1 Antitrypsin Deficiency Liver Disease: Target filing FY26/27

TAK-861[2]

Narcolepsy Type 1: Target filing FY26/27

RUSFERTIDE[2]
(TAK-121)

Polycythemia Vera: Target filing FY25

MEZAGITAMAB[2]
(TAK-079)

Immune Thrombocytopenia: Ph3 start FY24

*Considering additional indications

1 On June 17th, 2024, Takeda announced Phase 3 topline results for soticlestat. SKYLINE Study in Dravet syndrome narrowly missed its primary endpoint of reduction in convulsive seizure frequency and showed clinically meaningful and nominally significant effects in multiple key secondary efficacy endpoints. SKYWAY Study in Lennox-Gastaut syndrome missed its primary endpoint of reduction in major motor drop seizures. Soticlestat showed a consistent and favorable safety and tolerability profile in both studies. Takeda will engage with regulatory authorities to discuss the totality of the data generated by these studies to determine next steps.

2 Orphan Drug Designation potential (in any region / indication for a given asset)

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INTRODUCTION

Commitment to DE&I in clinical research

People from minority groups have historically been under-represented in clinical trials. Takeda is trying to change this.

"If we can ensure clinical trial participant populations are reflective of the patients who are likely to use the treatment, then we have stronger confidence that our treatments can work for many types of patients," said LaShell Robinson, senior director, DE&I in Clinical Research.

To increase the diversity of patients participating in U.S. clinical trials, we are fostering community partnerships and implementing strategies anchored in education, access and awareness. As part of our strategy, we are looking to expand our clinical research footprint into more geographies in the U.S., specifically in under-represented areas.

See page 13 for more information on how we are working with community groups to build trust and lasting relationships to accelerate health equity.

In the U.S., we ask clinical trial sites to report patient population demographics. When a community surrounding a site is racially and ethnically diverse, but that diversity is not reflected in the patient enrollment of the trials, we work to understand the underlying reason. This allows us to develop customized support — such as offering cultural competency training, hosting community outreach activities or providing materials to support discussions with diverse trial participants.



SUPPORTING U.S. CLINICAL TRIAL DIVERSITY

100% of new Takeda clinical trials require a **Diversity Action Plan**[1]

1M+ people reached through **community engagement efforts**

40+ geographies impacted by Communities as **Partners Program**

30+ markets projected to be impacted by our **pharmacy outreach program**

34 languages in which our **clinical trial website** is accessible

REFLECTING DIVERSITY IN PSORIASIS STUDIES

Much of what is known about psoriasis, a chronic skin disease, often does not reflect all skin tones. Such gaps can delay diagnosis and lead to inadequate care for people of color with the condition.

One reason is that individuals with skin of color are historically under-represented in dermatologic education and research. A systematic review of randomized controlled dermatology trials found that psoriasis studies in the United States were the least diverse, with 84% of total study participants recorded as white.

We are embedding DE&I in the development program for TAK-279[2] from the start, with an ambition to have unprecedented patient diversity in our Phase 3 trials in psoriasis.

To reach this goal, we provide educational materials to medical professionals on accurately diagnosing psoriasis in people with skin of color and offer resources to study sites on fostering patient inclusivity within trials. We are also developing culturally relatable patient materials, including imagery of psoriasis that reflects diversity of skin types within the patient population.

"Clinical trials can lead to peer-reviewed scientific publications," said Chesahna Kindred, M.D., M.BA., F.A.A.D., a dermatologist and clinical trial site investigator for TAK-279. "Once validated, those publications can form the basis of textbooks. Those textbooks and publications become important resources for both new and practicing health care providers. And new evidence and new understanding can lead to new clinical care and treatment approaches for patients."

1 As of June 2023, all our new U.S. clinical trials require a Diversity Action Plan in line with the Pharmaceutical Research and Manufacturers of America's clinical trial diversity principles and the FDA's industry guidance on enhancing clinical trial diversity.
2 We are conducting clinical trials of TAK-279 for the treatment of moderate-to-severe plaque psoriasis. It has not been approved for this use or indication under investigation and there is no guarantee it will be approved for such use or indication.

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INTRODUCTION CORPORATE PHILOSOPHY VALUE CREATION FINANCIAL PERFORMANCE APPENDIX



Leveraging real-world evidence to inform and accelerate clinical trial design

Across Takeda, we are using data, digital and technology solutions to improve speed and quality while reducing costs over time. These solutions are accelerating the delivery of our pipeline while encouraging experimentation that leads to critical innovation in our work.

PROTECTING INNOVATION

Due to the lengthy development periods for new drugs, the high costs of R&D and the small percentage of researched therapeutic candidates that reach the market, the protection of intellectual property plays an important role in the return on investments of a new drug.

We seek patent protection for proprietary technology whenever possible in the United States, Japan and major European countries. For details on our outstanding substance patents in these markets and expiry dates, see our Form 20-F fiscal year 2023. Learn more in our Position on Intellectual Property for Access to Medicines.

For example, real-world evidence (RWE) played a crucial role in informing the Phase 3 trial design for fazirsiran, our investigational medicine for the treatment of antitrypsin deficiency associated liver disease (AATD-LD). This chronic genetic disease can eventually lead to liver failure. Currently, liver transplant is the only available cure for this rare condition.[1]

When we began to design and initiate the Phase 3 trial under an accelerated timeline, we could not identify a robust data source that captured genotype and longitudinal data to assess the natural history of AATD-LD. However, a comprehensive data strategy helped us identify a robust data source from a large academic medical center. This not only provided us with evidence on disease progression and related clinical events to inform our trial strategy but also allowed us to significantly shorten the time to insights.

These data became one of the most comprehensive sources of RWE for this patient population, helping us gain a greater understanding of disease progression in AATD-LD and supporting a robust Phase 3 trial.

1 Teckman JH. Liver disease in alpha-1 antitrypsin deficiency: current understanding and future therapy. COPD. 2013 Mar;10 Suppl 1:35-43. doi: 10.3109/15412555.2013.765839. PMID: 23527737.

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APPENDIX FINANCIAL PERFORMANCE VALUE CREATION CORPORATE PHILOSOPHY INTRODUCTION

Working with employees to create the laboratory of the future

In September 2023, we broke ground on a new state-of-the-art 28,000-square-meter R&D center in Vienna, Austria. When operational in 2026, it will welcome 250 R&D colleagues — currently spread across five sites.

The facility will be shaped by input from the people who will work in it, alongside Takeda leaders in Vienna and project architects.

"By bringing colleagues together in the planning stage of this project, we not only gain a sense of ownership of this space but are reinforcing a mindset of collaboration and collective innovation," said Manfred Rieger, R&D Austria site head.

Based on their input, the site will include a "ballroom" concept, where bioprocess equipment is mobile rather than in fixed positions to allow teams to quickly adjust processes, and where walls can be moved to create bigger or smaller rooms as needed. Robotics, augmented reality, AI and digital twins are just some of the advanced technologies that will be used at this site.



Building with the environment in mind

In creating our laboratory of the future, we are designing a facility that will support our net-zero goals as well as helping reduce our use of natural resources. A mix of photovoltaic panels, waste heat recovery and other initiatives will meet all electricity and heating demands, saving more than 400 tons of CO_2 each year. Using groundwater from discharged rainwater will also drastically reduce the amount of fresh water required to maintain the gardens and plants in and around the building. The lab will be located near public transportation to encourage carbon-friendly commuting.

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APPENDIX FINANCIAL PERFORMANCE VALUE CREATION CORPORATE PHILOSOPHY INTRODUCTION

Creating positive impact for health care and climate resilience

The global impact of dengue continues to rise, fueled by climate change, travel and urbanization. Access to safe and effective dengue prevention methods, including vaccines, is essential in protecting the most vulnerable populations in regions experiencing the highest burden of disease. Now, just over one year since its first approval, QDENGA, our dengue vaccine, is available in more than 20 countries, with additional approvals pending.

Another tool in the fight against dengue

In 2023, Francisleine Costa's son died of dengue in Dourados, Brazil. He was only 14.

A year later, Francisleine became the first person to be vaccinated with QDENGA in Brazil's public immunization program — the first such program for the vaccine. Her family's story exemplifies why and how the public health community, including Takeda, are working to protect people worldwide from the threat of dengue.

PROTECTING OUR EMPLOYEES

Our colleagues and their family members based in countries where QDENGA is available can receive the vaccine at no cost through the Takeda Dengue Employee Vaccination Program as part of our benefits program.[1]

In August 2023, Takeda Brazil launched a vaccination campaign for employees and their families. Nearly 1,200 adults and children received QDENGA at our São Paulo office and Jaguariúna plant. Vanessa Kolbe, vaccines product manager, was one of the many employees who participated. "I was second in line," she said. "I had been waiting for this moment for two and a half years."



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1 At the discretion of each Takeda location.

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INTRODUCTION

Addressing a growing disease

The threat of dengue has never been greater. Transmitted by mosquitoes, dengue infects an estimated 390 million people worldwide each year,[1] leading to 500,000 hospitalizations. There are approximately 20,000 to 25,000 deaths globally, mainly among children, due to the virus.[2] It is endemic in more than 100 countries, predominantly in low- and middle-income countries in Latin America and Asia.[3]

The impact of climate change—including rising water temperatures, increased precipitation and devastating floods—are increasing this threat, creating new environments for mosquitoes to thrive in and carry the virus even further. In fact, 2023 witnessed the highest number of dengue cases ever recorded, with an unexpected spike in dengue cases and outbreaks across regions previously unaffected by the virus.[4]

The approval of the vaccine follows several decades of research, including by Takeda scientists after we acquired the research program in 2013 from Inviragen. Before its approval, communities mainly relied on mosquito-control programs and public awareness to reduce the risk of infection. While these measures are still critical, QDENGA provides a powerful new prevention method to help protect people against the virus regardless of previous exposure and without pre-vaccination testing.

From the earliest days of development, we recognized what QDENGA would mean to people like Francisleine. That's why we engaged with national, regional and local public health officials in countries where dengue is most prevalent as part of the vaccine's clinical development program. This included a pivotal Phase 3 trial of more than 20,000 children and adolescents aged four to 16 years living in dengue-endemic areas in Asia and Latin America.

In August 2022, QDENGA was first approved in Indonesia, followed by the European Union in December 2022. It is now available in more than 20 countries primarily in the private market, including Indonesia, Brazil, Argentina and Thailand—countries where dengue is endemic. Once approved, we are focused on introducing QDENGA in a way that is accessible and affordable. This includes considering a country's economic stage and health system maturity as part of our pricing decisions—as we do for all Takeda products.



THE IMPACT OF DENGUE

Dengue is a mosquito-borne viral disease that has been a growing threat for decades. A high number of cases occur in the rainy seasons of countries in Asia and Latin America. Dengue was one of 10 threats to global health identified by the World Health Organization (WHO) in 2019.[5]

390 million dengue virus infections per year

0.5 million hospitalizations for dengue per year

20,000 to **25,000** deaths associated with dengue per year

"Our long-term goal is to make QDENGA broadly available through public vaccination programs to help achieve population-level protection against dengue. We first launched in the private market to support immediate availability of our vaccine and are now excited to see the start of a public program in Brazil. Given that public health vaccination programs often take years to implement, the quick uptake in Brazil is a testament to the importance of this vaccine."

DEREK WALLACE
President, Global Vaccine Business Unit

1 8 Trivedi S, Chakravarty A. Neurological Complications of Dengue Fever. Curr Neurol Neurosci Rep. 2022 Aug;22(8):515-529.
2 European Centre for Disease Prevention and Control. Fact Sheet about Dengue. April 2024.
3 Wellcome Trust
4 WHO. Dengue and Severe Dengue. April 23, 2024. Retrieved April 30, 2024.
5 2019: A Year of Challenges and Change. MEDICC Rev. 2019 Jan;21(1):3. doi: 10.37757/MR2019.V21.N1.1. PMID: 31242144.

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Global health experts recommend QDENGA

In October 2023, the public health community received critical guidance from the WHO's Strategic Advisory Group of Experts (SAGE) on Immunization, which recommended the programmatic use of QDENGA in settings with high dengue disease burden and high transmission intensity in children aged six to 16 years.[1]

This recommendation provides guidance to countries on how and when to initiate a public vaccination program for QDENGA—helping individuals like Francisleine in countries where there is the greatest need for protection.

Accelerating our public impact

Our commitment extends beyond individual protection as we aim to understand and share data about the broader public health impact of vaccination with QDENGA. Less than two months after the SAGE recommendation, Brazil announced it would integrate QDENGA into the country's national public health program—becoming the first country to do so. We have also initiated a population-based study in Brazil (separate from the country's public vaccination program) in the municipality of Dourados. We expect the study to provide valuable real-life data and understanding of QDENGA's potential.



In January 2024, the first shipments of QDENGA arrived in Brazil from Takeda's manufacturing site in Singen, Germany, as part of the country's public vaccination program against dengue.

To help meet the growing threat of dengue and demand for vaccines, our goal is to manufacture 100 million doses of QDENGA a year by the end of the decade.

Meeting demand

Even before we started our Phase 3 trial for QDENGA in 2016, we began investing in manufacturing through in-house and external capabilities and infrastructure. Partnering with our global contract manufacturer, IDT Biologika GmbH, we have manufactured and distributed millions of doses to date.

"Dengue is a growing threat, and this past year has been marked by large outbreaks throughout the world," said Derek. "Meeting demand for the vaccine and maintaining trust in countries where we have launched is critical."

In February 2024, we announced a strategic collaboration with Biological E. Limited, a leading vaccine manufacturer in India, to produce up to 50 million doses a year by 2030. We continue to explore other partnerships to increase QDENGA supply in Asia and Latin America.

Solving a complex challenge

While our dengue vaccine stands to make an impact, it is only one part of addressing the complexity of prevention. Capacity building, education and awareness are also critical to improving health equity and supporting resiliency in health systems, especially for vulnerable populations in low- and middle-income countries. See examples on following page.

1 WHO position paper on dengue vaccines – May 2024.

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QDENGA APPROVALS AROUND THE WORLD*


Approved
Argentina[1]
Brazil[2]
Colombia[3]
The European Union[4]
Iceland[5]
Indonesia[6]
Israel[11]
Liechtenstein[5]
Malaysia[7]
Norway[5]
Thailand[8]
UK[9]
Vietnam[10]

Map is current as of June 2024.

*Label, indication and official recommendations may vary by country. Always refer to the local product information for extended information on specific labels.

References

1 The ANMAT approved the use of the Takeda laboratory vaccine against dengue_3/21/2024_International/G (v1.0) - Argentina ANMAT approves dengue vaccine (p.1) The ANMAT approved the use of the Takeda laboratory vaccine against dengue
2 Anvisa approves new vaccine against dengue_3/21/2024_International/Global (v1.0) - Brazilian government approves dengue vaccine (p.1) Anvisa approves new vaccine against dengue
3 Colombia_INVIMA_SPECIALIZED ROOM FOR NEW MOLECULES, NEW INDICATIONS AND BIOLOGICAL MEDICINES_3/21/20 (v0.1) - Qdenga decision (p.73)
4 Takeda's QDENGA®▼ (Dengue Tetravalent Vaccine [Live, Attenuated]) Approved for Use in European Union (v0.1) - Qdenga approved by the EU (p.1) Takeda's(Dengue Tetravalent Vaccine[Live, Attenuated]) Approved for Use in European Union
5 Summary of European Union decisions on marketing authorisations_3/21/2024_International/Global (v0.1) - Qdenga approval (p.2)
6 Takeda's QDENGA®▼ (Dengue Tetravalent Vaccine [Live, Attenuated]) Approved in Indonesia for Use_12/1 (v1.0) - Qdenga approval in Indonesia (p.1) Takeda's QDENGA®▼ (Dengue Tetravalent Vaccine[Live, Attenuated]) Approved in Indonesia for Use Regardless of Prior Dengue Exposure
7 LIST OF PRODUCTS - PRODUCTS THAT HAVE BEEN APPROVED BY THE AUTHORITY FOR DRUG CONTROL (PBKD)_3/21/20 (v0.1) - Qdenga approval in Malaysia (p.1)
8 ThailandApproval_details of medicinal product [Details of Medicinal Product]_3/21/2024_International (v1.0) - Qdenga approval in Thailand (p.1)
9 UK Marketing Authorization for Qdenga_3/21/2024_International/Global (v0.1) - Qdenga approval in UK (p.1)
10 Vietnam QDENGA Approval_6/11/2024_International/Global (v0.1) - Takeda approval in Vietnam (p.7) Qdenga
11 Israel QDENGA Approval_6/11/2024_International/Global (v0.1) - QDENGA approval in Israel (p.1) DENGUE VIRUS SEROTYPE 1 (LIVE, ATTENUATED) , DENGUE VIRUS SEROTYPE 3 (LIVE, ATTENUATED) , DENGUE)VIRUS SEROTYPE 4 (LIVE, ATTENUATED) , DENGU

C-ANPROM/INT/DENV/0687 6/24

DENGUE EDUCATION

Global

We created KnowDengue.com, a disease awareness and education website for patients and consumers designed to help increase awareness and understanding of the risk of dengue, using plain language and intuitive navigation.

Latin America

In late 2023, we launched the Takeda Latin America Dengue Digital Innovation Challenge for startups in the region, tapping into the digital innovation ecosystem to help combat dengue through disease education and awareness and improved visibility and security of vaccine supply chains, and generating evidence on the effectiveness and outcomes of vaccination.

Thailand

We are part of Dengue Zero, a coalition of stakeholders including local governments, medical associations and the private sector to implement a five-year roadmap for better dengue prevention and control.

Indonesia

We are in a joint coalition with the Ministry of Health and other organizations to strengthen stakeholder commitment to dengue control by increasing public awareness and encouraging collective action to help address the threat of dengue.

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INTRODUCTION

Leveraging digital technology to support safety and environmental sustainability

500 million. That's the number of physical pieces of product information Takeda sends out each year, from product summaries for health care providers to labels and packaging leaflets for each of our medicines and vaccines. In 2024, QDENGA will be one of Takeda´s first products to participate in an industry partnership working to reduce this number to zero.

For the QDENGA world stock keeping unit (SKU), patient information leaflets in multiple languages will be hosted electronically by Takeda and accessible via the PharmaLedger Association's electronic product information (ePI) web application. As a result, fewer resources will be used in packaging; reduced shipping volume and weight will lower our distribution-related GHG emissions for QDENGA.

Health care providers can access the web application and scan the serialized code on the pack of product to find the most updated ePI leaflet in their preferred language. The application will also warn the user should the relevant product be past its expiry date.

The project is part of PharmaLedger®, a global initiative and nonprofit organization facilitating the creation of a Digital Trust Ecosystem in Healthcare together with health care stakeholders.



SUPPORTING DENGUE CONTROL AND PREVENTION

The Dengue Case Repository represents a significant milestone in our commitment to effectively manage dengue fever. This in-house repository consolidates data from several sources — public and private, international, national and regional — offering a powerful platform for analytics, collaboration and proactive management to map current dengue risk. It can also help us predict future outbreaks using AI models, positioning Takeda at the forefront of dengue fever control efforts in the future.

Looking ahead

The story of QDENGA is only beginning. We are committed to continuing our work to accelerate access to those threatened by the disease. We look forward to a day when, through partnership and innovation, dengue is no longer a growing burden for the millions impacted by it today.

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TAKEDA 2024 ANNUAL INTEGRATED REPORT

Easing the burden of IBD

With more than 35 years of experience in gastroenterology, Takeda has made significant strides in addressing the unmet needs of patients living with Inflammatory Bowel Disease (IBD)—with more hope on the way.

IBD: A life-disrupting condition

Ask any of the approximately 6.8 million people living with IBD[1] and they will likely tell you this incurable chronic condition does more than cause abdominal pain. Beyond physical challenges including moderate to severe diarrhea and fatigue, IBD can lead to mental and emotional impacts such as anxiety, embarrassment, feelings of isolation and depression that are just as debilitating as the condition's physical affects.[2]

Over two decades of focus and perseverance

2024 marks 10 years since the approval of ENTYVIO® (vedolizumab).

When approved in 2014, ENTYVIO was welcomed by health providers as a new treatment option—and the first to be simultaneously approved for both ulcerative colitis and Crohn's disease in adult patients.

Since then, the biologic therapy has achieved more than 1 million patient years of treatment in over 70 countries. And in 2023, following EU approval in 2020, a new option became available to patients in the United States and Japan—ENTYVIO subcutaneous (SC) administration, a single-dose pre-filled pen that can be self-administered at home. With regulatory approval[3] in more than 50 countries,[4] ENTYVIO SC brings a second option for maintenance treatment for adults with moderate to severe ulcerative colitis.


FESTO

Ulcerative colitis and Crohn's disease are two of the most common forms of IBD. Both are chronic, relapsing, remitting, inflammatory conditions of the gastrointestinal tract.

A LOOK BACK AT THE ROAD TO ENTYVIO AND ENTYVIO SC

ENTYVIO's road to approval was not easy. There were starts and stops in its development and at times it looked like the molecule might not go forward. But in the end, its champions persevered.

"ENTYVIO was like the little engine that could," remembers Mark Patti, director, Clinical Operations, who was involved in the development program for ENTYVIO starting in 2006. "It's a testament to what happens when you believe in something and refuse to give up."

When the Phase 3 clinical trials began, it was the largest IBD program evaluating both ulcerative colitis and Crohn's disease ever conducted, with 2,700 subjects enrolled across more than 300 sites in 39 countries.

Mark remembers when ENTYVIO was approved. "We were euphoric. When you see and hear directly from a patient what their life is like living with one of these conditions, it's a reminder of why we do what we do," said Mark. "That's why I am still here 17 years later."

1 Alatab S, Sepanlou SG, Ikuta K, et al. The global, regional, and national burden of inflammatory bowel disease in 195 countries and territories, 1990-2017: a systematic analysis for the Global Burden of Disease Study 2017. Lancet Gastroenterol Hepatol. 2020;5(1):17-30. doi:10.1016/S2468-1253(19)30333-4.

2 *Bisgaard, T.H., Allin, K.H., Keefer, L. et al. Depression and anxiety in inflammatory bowel disease: epidemiology, mechanisms and treatment. Nat Rev Gastroenterol Hepatol 19, 717-726 (2022). https://doi.org/10.1038/s41575-022-00634-6.*

3 ENTYVIO SC has been granted marketing authorization in the United States, European Union and more than 50 countries (ENTYVIO SC is not currently approved for Crohn's disease in the United States).

4 As of March 2024.

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Supporting access and availability globally Part of our mission is working to ensure broad access to ENTYVIO —  particularly for patients in underserved communities. Despite rising incomes around the developing world, affordability remains a significant barrier to accessing innovative medicines. The most effective and sustainable way to tackle this is through national reimbursement programs, however, in some countries these systems can take years to mature. To bridge this gap, we have several innovative approaches including tiered pricing, which allows for price adjustments relative to a country’s income level and other factors; value-based pricing, which responds to payers’ and providers’ needs to manage uncertainty; and patient assistance programs (PAPs), which help patients with limited means obtain our innovative treatments. Since 2020, through Takeda affordability-based PAPs in 13 low- and middle-income countries and countries with evolving health care systems, we have provided access to ENTYVIO to more than 1,800 patients who otherwise would have been unable to afford it. Because barriers to access go beyond affordability, we also collaborate with public and private sector partners to strengthen health care systems. For example, in 2023, we partnered with a hospital in Jakarta, Indonesia, to train and educate health care providers on IBD diagnosis, management and patient support. The hospital has become the first IBD center in Indonesia, helping IBD patients in the capital and surrounding area. Learn more about our approach to access to medicines. Ensuring sustainable supply with internal and external partners Ensuring our ability to supply ENTYVIO has required significant investment, like we did at our Hikari site for ENTYVIO IV, and in Linz. We manufacture ENTYVIO SC in Linz, Austria, where we are investing approximately €100 million to expand production over the next two years. This includes completing a new syringe production line, which is expected to substantially benefit our global supply for ENTYVIO. The site also supports the assembly, packaging, functional testing and release of pre-filled syringes and pre-filled pens for ENTYVIO SC, helping to support a sustainable supply. MEETING DEMAND WHILE REDUCING OUR ENVIRONMENTAL IMPACT As we expand production to meet growing patient demand we also look for innovative ways to minimize our environmental impact. At our Brooklyn Park site in Minnesota, the U.S., recent achievements include chiller optimization resulting in 189,000 kilowatt-hour (kWh) per year energy savings and an optimized boiler make-up water strategy that will save approximately 145,000 liters of fresh water annually. For ENTYVIO SC, we introduced new multi- pack packaging. We estimate that this will reduce our use of cartons by approximately 70% and leaflets by approximately 50% a year. In addition to conserving resources and reducing waste this will also help reduce our carbon footprint. TOP HONORS In April 2024, the International Society for Pharmaceutical Engineering awarded Takeda top honors in the Operations category with the 2024 Facility of the Year Award. We received the honor for our efforts in Linz, Austria, to reduce the process performance qualification (PPQ) time for ENTYVIO SC by 50% for our prefilled syringe filling line. This will allow us to reduce the PPQ timeline for new production lines while further improving supply chain resilience. 41 IN T R O D U C T IO N C O R P O R A T E P H IL O S O P H Y F IN A N C IA L P E R F O R M A N C E A P P E N D IX T A K E D A 2 0 2 4 A N N U A L IN T E G R A T E D R E P O R T V A L U E C R E A T IO N

APPENDIX FINANCIAL PERFORMANCE VALUE CREATION CORPORATE PHILOSOPHY INTRODUCTION



Global Cuisine: "Party Plate with IBD Patients" is a low-fat option developed for IBD patients in Japan who have difficulty eating due to dietary restrictions. A meal with less fiber and other irritants, it provides a new option for IBD patients. Takeda teamed with culinary experts throughout the world to create similar recipes including in China.

Partnering with the IBD community

Beyond the fundamental need for effective treatment options, we understand that improving patients' lives depends on recognizing their needs. This includes maintaining a healthy diet and access to food that is less likely to trigger IBD symptoms.

In 2023, we worked with renowned chefs from the Hyatt Regency Tokyo to design recipes that can be enjoyed even by people living with IBD with dietary restrictions. They developed a range of home-delivery meals called "Party Plates with IBD Patients," carefully crafted with the guidance of a dietitian specializing in IBD.

WALKING IN THEIR SHOES

Living with IBD can be hard to understand without experiencing it. That's why Takeda created In Their Shoes, an immersive two-day simulation in which the participants "become the patient" and experience what it is like to live with IBD. To experience first-hand the challenges of IBD patients, the chefs of Hyatt Regency Tokyo participated in the program when we partnered for developing the party plates.

"We realized that the restrictions faced by many IBD patients are more challenging than we initially thought, both physically and mentally," said Shozo Okamoto, head chef, Hyatt Regency Tokyo.

Katsuaki Hoshino, event kitchen chef, Hyatt Regency Tokyo, added, "Some dishes ended up being quite different from the initial vision. But through trial and error, we successfully created delicious meals that add diversity and color to the dining tables and lives of IBD patients."

Looking ahead

While current treatments are easing the burden of IBD for millions of people around the world, we won't stop innovating. As long as unmet need remains, our researchers will continue their efforts to explore new treatments and combinations of medicines to better manage IBD. We are also pushing the boundaries in other areas like chronic pouchitis where there is a significant unmet need.

"Our work isn't done yet. We'll be here for patients for the long haul until the needs of all IBD patients are met," said Shashi Adsul, head of our Global Medical Lead, ENTYVIO.

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70 years of serving community and global needs

Meeting the needs of patients doesn't end with the discovery of a life-transforming medicine or vaccine. Our manufacturing teams across the world work 24/7 to make sure patients can get the high-quality treatments they need, when they need them. In 2023, two of our sites marked 70 years of service — to patients, employees and the community.

Old and new come together

When you visit our manufacturing sites in Los Angeles, USA, or Vienna, Austria, you don't feel like you are entering sites established seven decades ago — a time when Jonas Salk was developing the first polio vaccine and color television sets were a novelty.

The buildings are filled with state-of-the-art technology and equipment. Production operators wear virtual reality headsets. Augmented reality and robots help engineers carry out routine tasks, while drones validate that tanks used in production are clean. And outside, photovoltaic panels generate renewable energy.

But one thing that has not changed, in all this time, is the focus at both sites on delivering uninterrupted supply of high-quality medicines.

Making a difference

"We know that patients rely on us, including many who have no other treatment options than what we produce right here," says Maria Löflund, Vienna site head. "We have a critical mission that we are privileged to carry out — helping people live a better life."

A call to Vienna's Supply Chain team from a hospital in Ireland brought this mission home. A 12-year-old patient was on infusion with sepsis, a serious condition in which the body responds improperly to an infection. The hospital needed CEPROTIN quickly to save the child's life.

CEPROTIN is a plasma-derived therapy (PDT) manufactured and packaged by Takeda in Vienna. It's used for the treatment of the ultra-rare disorder involving severe congenital protein C deficiency. When time is critical, as in this case, the Vienna site can deliver what regulatory agencies refer to as "life-saving shipments."

"We have a critical mission that we are privileged to carry out — helping people live a better life."

MARIA LÖFLUND
Site Head, Vienna



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When they got the call, the Vienna team sprang into rapid response mode immediately. And a process that usually takes several weeks took just a few days. This helped ensure the patient made a complete recovery.

CEPROTIN is just one of more than 20 medicines produced in Vienna. This includes 17 PDTs, which are among the most challenging medicines to produce worldwide. The production process for these therapies can take up to seven to 12 months, starting from the time of plasma collection to availability. Vienna is helping Takeda meet the growing demand for these life-transforming therapies.

"When I started work at Vienna, we processed approximately 6,000 liters of plasma a week," said Lambert Petz, People Development program manager, who joined as a chemical laboratory worker in 1978. "Now it's more than 10,000 liters every *day*. It's a great honor to have been part of that growth, and to be able to contribute to the health of more patients."


Takeda
LANGE ALLEE 24
Takeda

> "It's a great honor to have been part of [our] growth, and to be able to contribute to the health of more patients."
>
> ***LAMBERT PETZ***
> People Development Program Manager

Largest production site

within Takeda


VIENNA
Austria

140,000

square meters

24

products for patients in > 100 countries, including 17 PDTs

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Keeping biological medicines safe from virus transmission

Our Vienna site is also home to our Global Pathogen Safety (GPS) team in our Global Quality organization, which plays a critical role in protecting patient safety. The GPS laboratory is vital to keeping biological medicinal products, such as plasma- and cell culture-derived therapies, safe from virus transmission.

During the development of any new Takeda PDT or biologics product, such as a vaccine, the lab works closely with our research and manufacturing teams. They develop processes to detect and then to inactivate or remove any viruses or pathogen that might be in the plasma or biologic materials manufactured into the product. Through rigorous testing, they validate the production process to achieve high safety margins—a critical requirement for regulatory approval. For Takeda's biological medicines, each lot produced anywhere in the global Takeda network is tested in the Vienna lab.

But it doesn't stop there. When a new virus emerges anywhere in the world, the team conducts tests to confirm that the existing production process will inactivate or remove the threat. For example, when the COVID-19 virus first appeared in 2019, the lab conducted tests with the virus to ensure there was no risk to patient safety when using our products.

"There are patients whose safety depends on what we do here—especially those with immunodeficiencies," says Thomas R. Kreil, global head of Pathogen Safety. "Our work gives them peace of mind."

Protecting employee safety

The lab's 70-person team works with some of the most potent live viruses in the world. To protect their safety, employees work in a secure biocontainment level 3 lab, which provides rigorous safety measures such as negative air pressure to the environment, full gowning and highly efficient particle filtration of air supplies to keep all team members, as well as the environment, safe.

"There are patients whose safety depends on what we do here—especially those with immunodeficiencies. Our work gives them peace of mind."

THOMAS R. KREIL
Global Head of Pathogen Safety

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SUPPORTING INCLUSION FOR ALL

Evgenia "Evi" Guenova found her way to Takeda through MyAbility, a program for people with disabilities to meet and interview with companies around Vienna. As a person profoundly hard of hearing, she became interested in joining Takeda after learning about its commitment to creating an inclusive work environment. She quickly found her team took that commitment to heart.

"Even though my supervisor and colleagues had never been exposed to someone with hearing loss, they adapted really fast," she recalls. "We were both patient and understanding with each other, so we were able to develop a good symbiosis. My lovely and funny colleagues are now my favorite part of my job."

Evi, a microbiology lab technician, also joined a TRG called EnAbles. Through the group, she meets once a month with other colleagues with disabilities to share their experiences and ideas to enhance the work environment at Takeda.

"I realized Takeda's philosophy is to always look for ways to improve things, not only for its business but for humanity," she says. "They show interest in diversity and make the effort to listen to us and make permanent improvements."

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The Los Angeles site is also making a difference.

"Thank you for your part in bringing hope and healing to families like ours," was the message site leadership received from a parent. They were talking about BabyBIG® [Botulism Immune Globulin Intravenous (Human)], produced by Takeda through a unique not-for-profit partnership with BabyBIG's sponsor and license-holder, California Department of Public Health (CDPH).

BabyBIG is the only US FDA-approved treatment for patients with the life-threatening disease, infant botulism caused by botulinum toxin type A and type B. There are approximately 150–180 cases of infant botulism in the United States each year. To meet this need, we produce one lot of BabyBIG at our Los Angeles site only once every five years. The CDPH distributes BabyBIG nationwide on a not-for-profit basis, and we produce it at a no-profit cost.

Since 2003, more than 2,100 infant botulism patients in the United States have received BabyBIG, resulting in an aggregate of over 128 years of avoided hospital stays and more than $174 million of avoided hospital charges. On average, infant botulism patients treated with BabyBIG have an approximately 3.5-week reduction in times spent in the hospital, resulting in over $94,000 in avoided hospital costs per patient.




LOS ANGELES
California, USA

138,000
square meters

7
products for patients in >75 countries

REFLECTING ON LIFE AT TAKEDA IN LOS ANGELES

"As I look back, the site has always been about improving, always testing. We never stop changing and improving."

ROBERT CLAYTON
Senior Supply Chain Specialist
(Has worked at site for over 38 years)

"It's been an absolute blast here. It is like family. I cannot think of a better place for me."

KEVIN TIPPENS
Manufacturing Technician
(Has worked at the site for almost 40 years)

1 Infant Botulism Treatment and Prevention Program.

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Collaborating to reduce emissions and water usage

As both sites have grown, they have done so with a focus on protecting the environment around them.

"Our focus is to deliver the maximum amount of product to our patients worldwide with minimal impact on our environment," said Christian Bugl, head of Environment, Health and Safety, and Ethics and Compliance in Vienna.

Vienna has also played a leading role in our efforts to conserve resources. Since 2007, it has operated using 100% renewable energy and has more than 50 initiatives underway to reduce energy, water and waste.

Collaboration is critical to its progress. This includes a public-private partnership to develop a ground-breaking process that would replace carbon-intensive natural gas with steam-generating heat pumps, helping to reduce GHG emissions. Together with the research institute AIT (Austrian Institute of Technology) and heat pump manufacturer Sustainable Process Heat GmbH, the innovation will mark the first time that natural gas-free, steam-generating heat pumps using 100% natural refrigerants will be integrated into industrial operation when in use at our site. The collaboration was recognized in 2023 with the Net-Zero Industries Award National Winner Austria at COP28 in Dubai.

Our Los Angeles site is also making progress. In 2023, it launched the use of fuel cells, solar power and energy storage using battery packs.

We also prioritize water conservation at the site, which is in an area of high-risk for water scarcity according to the World Resources Institute Aqueduct tool. The site has reduced its fresh water use by 14 million liters per year — equivalent to the amount of fresh water used by 55 Los Angeles homes annually — through recycled wastewater by a reversed osmosis process to cooling towers. In 2023, in recognition for our efforts, the Los Angeles Department of Water and Power awarded the site its top leadership award for water management and conservancy.

"We are stewards of this site," said Angelica Nava, head of Environment, Health and Safety in Los Angeles. "Previous generations have helped ensure resources are available for the medicines we make here today, and we're doing the same for future generations to come."

Looking to the future

A lot has happened in 70 years, and both sites continue to play important roles — providing innovative medicines that have helped save lives, empowering employees to build meaningful and rewarding careers, and helping to conserve local resources for the future.



"Our journey over the past 70 years has been shaped by our unwavering commitment to the health and well-being of patients. It is this commitment that sustains us as we continue to evolve and adapt to deliver on our promise."

BABAK HAGHIRI
Site Head, Los Angeles

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Financial Performance

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TAKEDA'S FISCAL YEAR 2023

Financial Performance

In fiscal year 2023, Takeda delivered total revenue of 4,263.8 billion yen (US$28.2 billion[1]), with growth of +1.5% on a constant exchange rate (CER) basis. Core Operating Proft declined 13.3% on a CER basis to 1,054.9 billion yen (US$7.0 billion[1]), reflecting the Loss of Exclusivity (LOE) impact of high-margin products, FX headwinds, and our continued investment in R&D and data, digital and technology (DD&T). Core EPS declined 15.7% on a CER basis to 484 yen per share.

A key driver for our revenue growth was the continued strong performance of our Growth & Launch Products (refer to page 51 for more information). These products represented 43% of total revenue and grew at +12.8% year over year at CER, mitigating the significant impact of LOE including generic competition for VYVANSE® (lisdexamfetamine dimesylate) in the United States and AZILVA® (azilsartan) in Japan.

Free cash flow was 283.4 billion yen, reflecting the decline in Core Operating Profit, litigation-related payment, and investment in business development. Net-debt-to-adjusted EBITDA was 3.1x as of March 31, 2024.

RESULTS FOR FISCAL YEAR 2023

(Billion yen, except percentage and per share amounts)

	FY2022	FY2023	CHANGE VS. PRIOR YEAR	
IFRS METRICS			Actual % change	CER % change[3]
Revenue	4,027.5	4,263.8	+5.9%	+1.5%
Operating Profit	490.5	214.1	-56.4%	-50.3%
Margin	12.2%	5.0%	-7.2*pp*	-6.2*pp*
Net Profit	317.0	144.1	-54.6%	-57.0%
EPS	204	92	-54.9%	-57.3%
NON-IFRS[2,3]				
Core Revenue	4,027.5	4,263.8	+5.9%	+1.5%
Core Operating Profit	1,188.4	1,054.9	-11.2%	-13.3%
Margin	29.5%	24.7%	-4.8*pp*	-4.3*pp*
Core Net Profit	866.4	756.8	-12.6%	-15.0%
Core EPS	558	484	-13.4%	-15.7%
CASH FLOWS AND DIVIDENDS				
Operating Cash Flow	977.2	716.3	-26.7%	
Free Cash Flow[4]	446.2	283.4	-36.5%	
Dividend per share	180	188	+4.4%	
LEVERAGE METRICS				
Net debt (cash)	3,716.1	4,091.3		
Adjusted EBITDA (last 12 months)	1,421.8	1,319.9		
Net debt/Adjusted EBITDA ratio	2.6x	3.1x		

See page 53 for footnotes.

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Growth & Launch Products

Our Growth & Launch Products generated sales of 1,833.0 billion yen in fiscal year 2023, or 43% of total company revenue.

This represents year-over-year growth of +297.1 billion yen, or +12.8% on a CER basis.

BUSINESS AREA	GROWTH & LAUNCH PRODUCTS	INDICATION	REVENUE (BN JPY)	CER % CHANGE[5]
Gastroenterology (GI)	Entyvio (vedolizumab)	Moderate to severe ulcerative colitis or Crohn's disease	800.9	+6.6%
	ALOFISEL (darvadstrocel)	Refractory complex perianal fistulas with Crohn's disease	3.5	+18.2%
	Eohilia (budesonide oral suspension) 2mg	Eosinophilic esophagitis	0.2	New Launch
Rare Diseases	TAKHZYRO (lanadelumab-flyo) injection	Prevention of hereditary angioedema attacks	178.7	+11.6%
	LIVTENCITY (maribavir) tablets 200mg	Post-transplant CMV infection (refractory, with or without resistance)	19.1	+68.7%
	ADZYNMA ADAMTS13, recombinant-krhn	Congenital thrombotic thrombocytopenic purpura	Not Disclosed	New Launch
PDT Immunology	HyQvia, Cuvitru, GAMMAGARD LIQUID	Primary and secondary immunodeficiencies and multifocal motor neuropathy	644.6	+16.8%
	Flexbumin (Human Albumin), HUMAN ALBUMIN	Hypovolemia, hypoalbuminemia, for use during cardiopulmonary bypass surgery, and hemolytic disease of the newborn	134.0	+5.9%
Oncology	ALUNBRIG BRIGATINIB	ALK-positive non-small cell lung cancer	28.5	+35.3%
	EXKIVITY mobocertinib 40mg capsules	Previously treated non-small cell lung cancer with EGFR exon 20 insertions	3.5	-10.9%
	Fruzaqla (fruquintinib) capsules 5mg・1mg	Metastatic colorectal cancer	10.1	New Launch
Other	Qdenga	Prevention of dengue disease	9.6	+9,832.1%

See page 53 for footnotes.

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Positioned for return to revenue and profit growth from FY2025

We expect fiscal year 2024 to be the final year of significant headwind from the loss of high-margin VYVANSE to generic erosion in the United States. Continued momentum of our Growth & Launch Products, with double-digit percentage growth at CER expected in fiscal year 2024, should largely alleviate this headwind. On a CER basis, we expect our revenue to remain flat or decline slightly with Core Operating Profit to decline by approximately 10%, and Core EPS to decline in the mid-10s%.

We expect to have up to six pipeline assets in Phase 3 development in fiscal year 2024 that together have the potential to generate significant value. While we plan to increase our R&D budget moderately in fiscal year 2024, rigorous prioritization will allow us to contain our R&D budget increase while developing these late-stage programs. Although we are guiding for fiscal year 2024 to be another year of profit decline, we are positioned for a return to revenue and profit growth from fiscal year 2025.

See page 53 for footnotes.

OUTLOOK FOR FISCAL YEAR 2024

(Billion yen, except percentage and per share amounts)

	RESULTS FY2023	FORECAST FY2024	CHANGE VS. PRIOR YEAR		FY2024 MANAGEMENT GUIDANCE CHANGE AT CER[5]
IFRS METRICS					
Revenue	4,263.8	4,350.0	+86.2	+2.0%	
Operating Profit	214.1	225.0	+10.9	+5.1%	
Net Profit	144.1	58.0	-86.1	-59.7%	
EPS (yen)	92	37	-55	-60.1%	
NON-IFRS[2,3]					
Core Revenue	4,263.8	4,350.0	+86.2	+2.0%	Flat to slightly declining
Core Operating Profit	1,054.9	1,000.0	-54.9	-5.2%	Approximately 10% decline
Core EPS	484	431	-53	-10.9%	Mid-10s% decline
CASH FLOWS AND DIVIDENDS					
Adjusted Free Cash Flow[4]	283.4	350.0–450.0			
Dividend per share	188	196	+8	+4.3%	

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Footnotes 1 Convenience translations have been made at an exchange rate of 1USD = 151.22 JPY. 2 Further information regarding certain of Takeda’s Non-IFRS measures is posted on Takeda’s investor relations website. 3 Core results adjust our reported results calculated and presented pursuant to IFRS to exclude the effect of items unrelated to Takeda’s core operations, such as, to the extent applicable for each line item, non-recurring items, purchase accounting effects and transaction related costs, as well as amortization and impairment of intangible assets and other operating income and expenses and the tax effect of each of the adjustments. 4 We define Free Cash Flow as cash flows from operating activities, subtracting acquisition of property, plant and equipment (“PP&E”), intangible assets and investments as well as removing any other cash that is not available to Takeda’s immediate or general business use, and adding proceeds from sales of PP&E, as well as from sales of investments and businesses, net of cash and cash equivalents divested. Free cash flow is a non-IFRS financial measure. Starting from the quarter Ending June 30, 2024, we will i) change the title of Free Cash Flow as currently represented to “Adjusted Free Cash Flow” and ii) report “Free Cash Flow” as cash flows from operating activities less acquisition of PP&E. This change is intended to enhance the comparability of our Free Cash Flow disclosures to those of our peers and to better describe the nature of these measures as presented by Takeda. 5 CER (constant exchange rate) change eliminates the effect of foreign exchange rates from year-over-year comparisons by translating Reported or Core results for the current period using corresponding exchange rates in the same period of the previous fiscal year. Starting from the quarter ending June 30, 2024, we will cease adjustments for CER change for the results of operations of subsidiaries in countries experiencing hyperinflation and for which IAS29, Financial Reporting in Hyperinflation Economies, is applied, because of the increased impacts of hyperinflation in the calculation of CER change using corresponding exchange rates in the same period of the previous fiscal year, effectively keeping CER change for these subsidiaries unchanged from those reported with IAS29. Beginning in fiscal year 2024, we are implementing an enterprise- wide efficiency program focused on organizational agility, procurement savings, and capitalizing on our ongoing investment in data, digital and technology. We anticipate 140 billion yen in restructuring costs this year primarily related to this program with some additional, lower costs in the next couple of years. From fiscal year 2025, we anticipate a return to revenue growth driven by our Growth & Launch Products, with limited LOE exposure until the early 2030s. The new efficiency program will free up resources to invest in growth opportunities such as advancing the pipeline, new product launches, and continuing to build our DD&T capabilities, and will support us in delivering 100 to 250 basis points of Core Operating Profit margin improvement each year towards our target of low-to-mid 30s%. Guided by our vision to discover and deliver life-transforming treatments, and with a focus on maintaining solid investment grade credit ratings, we will allocate capital to deliver sustainable value to patients while delivering attractive returns to our shareholders. In alignment with our progressive dividend policy and reflecting confidence in our long-term growth outlook and cash flow generation, we plan to raise our dividend from 188 yen to 196 yen per share in fiscal year 2024. POSITIONED FOR RETURN TO REVENUE AND PROFIT GROWTH FROM FY2025 WITH EFFICIENCY PROGRAM TO DELIVER MARGIN EXPANSION FY2024 expected to be final year of significant headwind of VYVANSE Loss of Exclusivity in the U.S. Return to Sustainable Revenue Growth Advance Pipeline with Rigorous Prioritization Drive Efficiencies to Improve Margins Deliver Attractive Returns to Shareholders Growth & Launch Products expected to represent ~50% of revenue in FY2024 with double-digit % growth at CER Limited LOE exposure after VYVANSE until early 2030s* Prioritizing pipeline to invest in 6 late-stage assets that together have potential to generate significant value Deliver 100-250bps Core Operating Profit margin improvement each year from FY2025 towards low-to-mid 30s % target Strong cashflow outlook underpins proposed dividend increase to 196 yen per share in FY2024 * Major products expected to face generic/biosimilar competition between FY2024–2029 total less than 10% of FY2023 revenue: Gattex U.S. (FY26), Trintellix U.S. (FY26), Vectibix JP (FY26), Vyvanse EU (FY28), Livtencity U.S. (FY28), Ninlaro U.S. (FY29) Note: Margin improvement target assumes constant FX rate 53 IN T R O D U C T IO N C O R P O R A T E P H IL O S O P H Y V A L U E C R E A T IO N A P P E N D IX T A K E D A 2 0 2 4 A N N U A L IN T E G R A T E D R E P O R T F IN A N C IA L P E R F O R M A N C E

Legal disclaimer Important Notice For the purposes of this notice, “report” means this document, any oral presentation, any question and answer session and any written or oral material discussed or distributed by Takeda Pharmaceutical Company Limited (“Takeda”) regarding this report. This report (including any oral briefing and any question-and- answer in connection with it) is not intended to, and does not constitute, represent or form part of any offer, invitation or solicitation of any offer to purchase, otherwise acquire, subscribe for, exchange, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction. No shares or other securities are being offered to the public by means of this report. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. This report is being given (together with any further information which may be provided to the recipient) on the condition that it is for use by the recipient for information purposes only (and not for the evaluation of any investment, acquisition, disposal or any other transaction). Any failure to comply with these restrictions may constitute a violation of applicable securities laws. The companies in which Takeda directly and indirectly owns investments are separate entities. In this report, “Takeda” is sometimes used for convenience where references are made to Takeda and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. The product names appearing in this document are trademarks or registered trademarks owned by Takeda, or their respective owners. Forward-Looking Statements This report and any materials distributed in connection with this report may contain forward- looking statements, beliefs or opinions regarding Takeda’s future business, future position and results of operations, including estimates, forecasts, targets and plans for Takeda. Without limitation, forward- looking statements often include words such as “targets,” “plans,” “believes,” “hopes,” “continues,” “expects,” “aims,” “intends,” “ensures,” “will,” “may,” “should,” “would,” “could,” “anticipates,” “estimates,” “projects,” “forecasts,” “outlook” or similar expressions or the negative thereof. These forward- looking statements are based on assumptions about many important factors, including the following, which could cause actual results to differ materially from those expressed or implied by the forward- looking statements: the economic circumstances surrounding Takeda’s global business, including general economic conditions in Japan and the United States; competitive pressures and developments; changes to applicable laws and regulations; challenges inherent in new product development, including uncertainty of clinical success and decisions of regulatory authorities and the timing thereof; uncertainty of commercial success for new and existing products; manufacturing difficulties or delays; fluctuations in interest and currency exchange rates; claims or concerns regarding the safety or efficacy of marketed products or product candidates; the impact of health crises, like the novel coronavirus pandemic; the success of our environmental sustainability efforts, in enabling us to reduce our greenhouse gas emissions or meet our other environmental goals; the extent to which our efforts to increase efficiency, productivity or cost-savings, such as the integration of digital technologies, including artificial intelligence, in our business or other initiatives to restructure our operations will lead to the expected benefits; and other factors identified in Takeda’s most recent Annual Report on Form 20-F and Takeda’s other reports filed with the U.S. Securities and Exchange Commission, available on Takeda’s website at: https://www.takeda.com/ investors/sec-filings/ or at www.sec. gov. Takeda does not undertake to update any of the forward-looking statements contained in this report or any otherforward-looking statements it may make, except as required by law or stock exchange rule. Past performance is not an indicator of future results and the results or statements of Takeda in this report may not be indicative of, and are not an estimate, forecast, guarantee or projection of Takeda’s future results. Appendix 54 IN T R O D U C T IO N C O R P O R A T E P H IL O S O P H Y V A L U E C R E A T IO N F IN A N C IA L P E R F O R M A N C E T A K E D A 2 0 2 4 A N N U A L IN T E G R A T E D R E P O R T A P P E N D IX

Financial Information and Certain Non-IFRS Financial Measures Takeda’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). This report and materials distributed in connection with this report include certain financial measures not presented in accordance with IFRS, such as Core Revenue, Core Operating Profit, Core Net Profit, Core EPS, Constant Exchange Rate (“CER”) change, Net Debt, EBITDA, Adjusted EBITDA and Free Cash Flow. Takeda’s management evaluates results and makes operating and investment decisions using both IFRS and non-IFRS measures included in this report. These non-IFRS measures exclude certain income, cost and cash flow items which are included in, or are calculated differently from, the most closely comparable measures presented in accordance with IFRS. Takeda’s non-IFRS measures are not prepared in accordance with IFRS and such non-IFRS measures should be considered a supplement to, and not a substitute for, measures prepared in accordance with IFRS (which we sometimes refer to as “reported” measures). Investors are encouraged to review the definitions and reconciliations of non-IFRS financial measures to their most directly comparable IFRS measures. Beginning in the quarter ending June 30, 2024, Takeda will (i) change its methodology for CER adjustments to results of subsidiaries in hyperinflation countries to present those results in a manner consistent with IAS 29, Financial Reporting in Hyperinflation Economies, and (ii) re-name Free Cash Flow as currently calculated as “Adjusted Free Cash Flow” (with “Free Cash Flow” to be reported as Operating Cash Flow less Property, Plant and Equipment). The usefulness of Core Financial Measures to investors has significant limitations including, but not limited to, (i) they are not necessarily identical to similarly titled measures used by other companies, including those in the pharmaceutical industry, (ii) they exclude financial information and events, such as the effects of non-cash expenses such as dispositions or amortization of intangible assets, that some may consider important in evaluating Takeda’s performance, value or prospects for the future, (iii) they exclude items or types of items that may continue to occur from period to period in the future (however, it is Takeda’s policy not to adjust out normal, recurring cash operating expenses necessary to operate our business) and (iv) they may not include all items which investors may consider important to an understanding of our results of operations, or exclude all items which investors may not consider to be so. Exchange Rates In this report, certain amounts presented in Japanese yen have been translated to US dollars solely for the convenience of the reader. Except where otherwise noted, these convenience translations have been made at an exchange rate of 1USD = 151.22 JPY, the Noon Buying Rate certified by the Federal Reserve Bank of New York on March 29, 2024. The rate and methodologies used for these convenience translations differ from the currency exchange rates and translation methodologies under IFRS used for the preparation of Takeda’s consolidated financial statements. These translations should not be construed as a representation that the relevant Japanese yen amounts could be converted into U.S. dollars at this or any other rate. Medical information This report contains information about products that may not be available in all countries, or may be available under different trademarks, for different indications, in different dosages, or in different strengths. Nothing contained herein should be considered a solicitation, promotion or advertisement for any prescription drugs including the ones under development. 55 IN T R O D U C T IO N C O R P O R A T E P H IL O S O P H Y V A L U E C R E A T IO N F IN A N C IA L P E R F O R M A N C E T A K E D A 2 0 2 4 A N N U A L IN T E G R A T E D R E P O R T A P P E N D IX

Definition of Core Financial Measures, Constant Exchange Rate change, and Free Cash Flow Core Revenue represents revenue adjusted to exclude significant revenue items unrelated to the underlying trends and business performance of Takeda’s core operations. Core Operating Profit represents operating profit adjusted to exclude other operating expenses and income, amortization and impairment losses on acquired intangible assets and other noncash items or items unrelated to the underlying trends and business performance of Takeda’s core operations. Core EPS represents net profit adjusted to exclude the impact of items excluded in the calculation of Core Operating Profit, and other non-operating items (e.g. amongst other items, fair value adjustments and the imputed financial charge related to contingent consideration) that are unusual, non-recurring in nature or unrelated to the underlying trends and business performance of Takeda’s ongoing operations and the tax effect of each of the adjustments, divided by the average outstanding shares (excluding treasury shares) of the reporting periods presented. Constant Exchange Rate (CER) change eliminates the effect of foreign exchange rates from year- over-year comparisons by translating Reported or Core results for the current period using corresponding exchange rates in the same period of the previous fiscal year. Starting from the quarter ending June 30, 2024, we will cease adjustments for CER change for the results of operations of subsidiaries in countries experiencing hyperinflation and for which IAS29, Financial Reporting in Hyperinflation Economies, is applied, because of the increased impacts of hyperinflation in the calculation of CER change using corresponding exchange rates in the same period of the previous fiscal year, effectively keeping CER change for these subsidiaries unchanged from those reported with IAS29. We present Free Cash Flow because we believe that this measure is useful to investors as similar measures of liquidity are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Free Cash Flow is also used by our management to evaluate our liquidity and our cash flows, particularly as they relate to our ability to meet our liquidity requirements and to support our capital allocation policies. We also believe that Free Cash Flow is helpful to investors in understanding how our strategic acquisitions and divestitures of businesses contribute to the cash flows and liquidity. We define Free Cash Flow as cash flows from operating activities, subtracting acquisition of property, plant and equipment (“PP&E”), intangible assets and investments as well as removing any other cash that is not available to Takeda’s immediate or general business use, and adding proceeds from sales of PP&E, as well as from sales of investments and businesses, net of cash and cash equivalents divested. The usefulness of Free Cash Flow to investors has significant limitations including, but not limited to, (i) it may not be comparable to similarly titled measures used by other companies, including those in our industry, (ii) it does not reflect the effect of our current and future contractual and other commitments requiring the use or allocation of capital and (iii) the addition of proceeds from sales and redemption of investments and the proceeds from sales of business, net of cash and cash equivalents divested do not represent cash received from our core ongoing operations. Free Cash Flow should not be considered in isolation and is not, and should not be viewed as, a substitute for cash flows from operating activities or any other measure of liquidity presented in accordance with IFRS. The most directly comparable measure under IFRS for Free Cash Flow is net cash from operating activities. Starting from the quarter ending June 30, 2024, we will i) change the title of Free Cash Flow as currently represented to “Adjusted Free Cash Flow” and ii) report “Free Cash Flow” as cash flows from operating activities less acquisition of PP&E. This change is intended to enhance the comparability of our Free Cash Flow disclosures to those of our peers and to better describe the nature of these measures as presented by Takeda. Definition of EBITDA/ Adjusted EBITDA and Net Debt We present EBITDA and Adjusted EBITDA because we believe that these measures are useful to investors as they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We further believe that Adjusted EBITDA is helpful to investors in identifying trends in its business that could otherwise be obscured by certain items unrelated to ongoing operations because they are highly variable, difficult to predict, Financial definitions 56 IN T R O D U C T IO N C O R P O R A T E P H IL O S O P H Y V A L U E C R E A T IO N F IN A N C IA L P E R F O R M A N C E T A K E D A 2 0 2 4 A N N U A L IN T E G R A T E D R E P O R T A P P E N D IX

may substantially impact our results of operations and may limit the ability to evaluate our performance from one period to another on a consistent basis. EBITDA and Adjusted EBITDA should not be considered in isolation or construed as alternatives to operating income, net profit for the year or any other measure of performance presented in accordance with IFRS. These non-IFRS measures may not be comparable to similarly- titled measures presented by other companies. The usefulness of EBITDA and Adjusted EBITDA to investors has limitations including, but not limited to, (i) they may not be comparable to similarly titled measures used by other companies, including those in our industry, (ii) they exclude financial information and events, such as the effects of an acquisition or amortization of intangible assets, that some may consider important in evaluating our performance, value or prospects for the future, (iii) they exclude items or types of items that may continue to occur from period to period in the future and (iv) they may not exclude all items which investors may consider to be unrelated to our long-term operations. These non-IFRS measures are not, and should not be viewed as, substitutes for IFRS reported net income (loss). We encourage investors to review our historical financial statements in their entirety and caution investors to use IFRS measures as the primary means of evaluating our performance, value and prospects for the future, and EBITDA and Adjusted EBITDA as supplemental measures. We define EBITDA as consolidated net profit before income tax expenses, depreciation and amortization and net interest expense. We define Adjusted EBITDA as EBITDA further adjusted to exclude impairment losses, other operating income and expenses (excluding depreciation and amortization), finance income and expenses (excluding net interest expense), our share of loss from investments accounted for under the equity method and other items that management believes are unrelated to our core operations such as purchase accounting effects and transaction related costs. The most closely comparable measure presented in accordance with IFRS is net profit for the period. Please refer to Net Profit to Adjusted EBITDA Bridge for a reconciliation to the respective most closely comparable measures presented in accordance with IFRS. We present Net Debt because we believe that it is useful to investors in that our management uses it to monitor and evaluate our indebtedness, net of cash and cash equivalents, and, in conjunction with Adjusted EBITDA, to monitor our leverage. We also believe that similar measures of indebtedness are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We define Net Debt first by calculating the sum of the current and non-current portions of bonds and loans as shown on our consolidated statement of financial position, which is then adjusted to reflect (i) the use of prior 12-month average exchange rates for non-JPY debt outstanding at the beginning of the period and the use of relevant spot rates for new non-JPY debt incurred and existing non-JPY debt redeemed during the reporting period, which reflects the methodology our management uses to monitor our leverage, and (ii) a 50% equity credit applied to our aggregate principal amount of JPY 500.0 billion hybrid (subordinated) bonds issued in June 2019 by S&P Global Rating Japan in recognition of the equity-like features of those bonds pursuant to such agency’s ratings methodology. To calculate Net Debt, we deduct from this figure cash & cash equivalents, excluding cash temporarily held by Takeda on behalf of third parties related to vaccine operations and to the trade receivables sales program, and debt investments classified as Level 1 in the fair value hierarchy being recorded as Other Financial Assets. The usefulness of Net Debt to investors has significant limitations including, but not limited to, (i) it may not be comparable to similarly titled measures used by other companies, including those in our industry, (ii) it does not reflect the amounts of interest payments to be paid on our indebtedness, (iii) it does not reflect any restrictions on our ability to prepay or redeem any of our indebtedness, (iv) it does not reflect any fees, costs or other expenses that we may incur in converting cash equivalents to cash, in converting cash from one currency into another or in moving cash within our consolidated group, (v) it applies to gross debt an adjustment for average foreign exchange rates which, although consistent with our financing agreements, does not reflect the actual rates at which we would be able to convert one currency into another and (vi) it reflects an equity credit due to the fact that the amounts of our subordinated bonds, although we believe it to be reasonable, do not affect the status of those instruments as indebtedness. Net Debt should not be considered in isolation and is not, and should not be viewed as, a substitute for bonds and loans or any other measure of indebtedness presented in accordance with IFRS. The most directly comparable measures under IFRS for Net Debt is bonds and loans. Please refer to Net Debt to Adjusted EBITDA for a reconciliation to this measure. 57 IN T R O D U C T IO N C O R P O R A T E P H IL O S O P H Y V A L U E C R E A T IO N F IN A N C IA L P E R F O R M A N C E T A K E D A 2 0 2 4 A N N U A L IN T E G R A T E D R E P O R T A P P E N D IX

Takeda Pharmaceutical Company Limited Takeda Global Headquarters 1-1, Nihonbashi-Honcho 2-chome, Chuo-ku, Tokyo 103-8668, Japan Tel: +81-3-3278-2111 Fax: +81-3-3278-2000 takeda.com © Copyright 2024 Takeda Pharmaceutical Company Limited. All rights reserved. Design by Addison.com ABOUT THIS REPORT This report includes Takeda’s financial and non-financial results from fiscal year 2023 and the sustainability-related focus areas we believe are most important for our stakeholders and the communities we serve. It includes the operations of Takeda Pharmaceutical Company Limited and its consolidated subsidiaries. The reporting period covers fiscal year 2023 (April 1, 2023, to March 31, 2024), but this report may include information that reflects events occurring after March 31, 2024. Takeda financial data is presented in Japanese yen, unless otherwise stated. Some figures in this report have been rounded. Percentages may have been calculated using rounded numbers. ADDITIONAL DISCLOSURES This report is published in addition to our regulatory disclosure documents: our Annual Securities Report filed with the Japanese Financial Services Agency and our Form 20-F filed with the U.S. Securities and Exchange Commission. The financial statements included in those regulatory reports are prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board. We regularly update our online voluntary Sustainability Disclosures website, which provides easy-to- navigate links to where Takeda discloses important information related to our ESG priorities, practices and data across our various reporting platforms. These disclosures have been informed by frameworks and standards, including the: • Integrated Reporting Framework (IFRS) • The Sustainability Accounting Standards Board (SASB) Biotechnology & Pharmaceuticals Sustainability Accounting Standard • The Biopharma Investor ESG Communications Guidance • Stakeholder Capitalism Metrics developed by the World Economic Forum (WEF) and its International Business Council • The 10 principles of the UN Global Compact (UNGC) • The Task Force on Climate- related Financial Disclosures (TCFD) framework See our Sustainability Disclosures website for our: • Latest fiscal year 2023 sustainability performance indicators under the categories of Patient, People, Planet and Governance. A complete list of metrics under each category can be found in the following documents. • 2024 ESG Databook • 2024 SASB index report • 2024 WEF index report • UNGC index report For other disclosures, see: Our position papers The European Federation of Pharmaceutical Industries and Associations (EFPIA) Disclosure Code Report Patient group disclosures